Exhibit 99.1

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in 2013. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2014.

PricewaterhouseCoopers Accountants N.V., the independent registered public accounting firm that audited our Consolidated Financial Statements included in Form 6-K, audited the effectiveness of our controls over financial reporting as of December 31, 2014 under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2 in this Form 6-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AerCap Holdings N.V.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows, and equity present fairly, in all material respects, the financial position of AerCap Holdings N.V. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting under Item 15.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Amsterdam, March 30, 2015 except for Note 30.1, as to which the date is April 23, 2015

PricewaterhouseCoopers Accountants N.V.

/s/ P.C. Dams RA

AerCap Holdings N.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2014 and 2013

		As of December 31,
	Note	2014	2013
		(U.S. dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$1,490,369	$295,514
Restricted cash	5	717,388	272,787
Trade receivables		160,412	5,203
Flight equipment held for operating leases, net	6	31,984,668	8,085,947
Maintenance rights intangible and lease premium, net	8	3,906,026	9,354
Flight equipment held for sale		14,082	—
Net investment in finance and sales-type leases	7	347,091	31,995
Prepayments on flight equipment	28	3,486,514	223,815
Other intangibles, net	9	523,709	—
Deferred income tax assets	16	190,029	121,663
Other assets	10	1,047,092	404,863
Total Assets		$43,867,380	$9,451,141
Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	13	$1,195,880	$164,222
Accrued maintenance liability	14	3,194,365	466,293
Lessee deposit liability		848,332	92,660
Debt	15	30,402,392	6,236,892
Deferred income tax liabilities	16	283,863	61,842
Commitments and contingencies	28
Total Liabilities		35,924,832	7,021,909

Ordinary share capital, €0.01 par value (350,000,000 ordinary shares authorized, 212,318,291 ordinary shares issued and outstanding at December 31, 2014 and 250,000,000 ordinary shares authorized, 113,783,799 ordinary shares issued and outstanding at December 31, 2013)	17	2,559	1,199
Additional paid-in capital		5,557,627	934,024
Accumulated other comprehensive loss		(6,895)	(9,890)
Accumulated retained earnings		2,310,486	1,500,039
Total AerCap Holdings N.V. shareholders’ equity		7,863,777	2,425,372
Non-controlling interest		78,771	3,860
Total Equity		7,942,548	2,429,232
Total Liabilities and Equity		$43,867,380	$9,451,141

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Income Statements

For the Years Ended December 31, 2014, 2013 and 2012

		Year ended December 31,
	Note	2014	2013	2012
		(U.S. dollars in thousands, except share and per share amounts)
Revenues and other income
Lease revenue	20, 23	$3,498,300	$976,147	$997,147
Net gain (loss) on sale of assets		37,497	41,873	(46,421)
Other income	22	104,491	32,046	21,794
Total Revenues and other income		3,640,288	1,050,066	972,520
Expenses
Depreciation and amortization	6, 9	1,282,228	337,730	357,347
Asset impairment	24	21,828	26,155	12,625
Interest expense	15	780,349	226,329	286,019
Operating lease-in costs		—	550	6,119
Leasing expenses		190,301	48,473	72,122
Transaction and integration related expenses	1, 4	148,792	10,959	—
Selling, general and administrative expenses	18, 19, 21	299,892	89,079	83,409
Total Expenses		2,723,390	739,275	817,641
Income before income taxes and income of investments accounted for under the equity method		916,898	310,791	154,879
Provision for income taxes	16	(137,373)	(26,026)	(8,067)
Equity in net earnings of investments accounted for under the equity method		28,973	10,637	11,630
Net income		$808,498	$295,402	$158,442
Net loss (income) attributable to non-controlling interest		1,949	(2,992)	5,213
Net income attributable to AerCap Holdings N.V.		$810,447	$292,410	$163,655

Basic earnings per share	25	$4.61	$2.58	$1.24
Diluted earnings per share	25	$4.54	$2.54	$1.24

Weighted average shares outstanding - basic		175,912,662	113,463,813	131,492,057
Weighted average shares outstanding - diluted		178,684,989	115,002,458	132,497,913

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2014, 2013 and 2012

	Year ended December 31,
	2014	2013	2012
	(U.S. dollars in thousands)

Net income attributable to AerCap Holdings N.V.	$810,447	$292,410	$163,655

Other comprehensive income:
Net change in fair value of derivatives (Note 12), net of tax of $(649), $(711) and $194, respectively (a)	4,542	4,975	(1,360)
Net change in pension obligations (Note 19), net of tax of $(81), $117 and $1,057, respectively (b)	(1,547)	(464)	(4,528)

Total other comprehensive income (loss):	2,995	4,511	(5,888)

Total comprehensive income attributable to AerCap Holdings N.V.	$813,442	$296,921	$157,767

(a)                                 In 2014 we reclassified $3.1 million from accumulated other comprehensive income (loss) to interest expense in the income statement. In 2013 and 2012 we entered into interest rate swaps for which we applied cash flow hedge accounting treatment. During these years no amounts were reclassified from accumulated other comprehensive (loss) income to the income statement.

(b)                                 We recognize the actuarial gains or losses that arise during the period as a component of other comprehensive (loss) income.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2014, 2013 and 2012

	Year ended December 31,
	2014	2013 (a)	2012 (a)
	(U.S. dollars in thousands)
Net income	$808,498	$295,402	$158,442
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,282,228	337,730	357,347
Asset impairment	21,828	26,155	12,625
Amortization of debt issuance costs and debt discount	86,184	47,442	69,651
Amortization of lease premium intangibles	17,967	8,746	11,577
Amortization of fair value adjustments on debt	(330,924)	—	—
Accretion of fair value adjustments on deposits and maintenance liabilities	71,806	—	—
Maintenance rights expense	128,919	—	—
Net (gain) loss on sale of assets	(37,497)	(41,873)	46,421
Deferred income taxes	115,859	21,186	7,695
Other	3,706	(2,513)	9,186
Changes in operating assets and liabilities:
Trade receivables	102,547	2,854	912
Other assets	12,704	(32,760)	17
Accounts payable, accrued expenses and other liabilities	12,874	30,300	(22,285)
Net cash provided by operating activities	2,296,699	692,669	651,588
Purchase of flight equipment	(2,088,444)	(1,782,839)	(1,038,657)
Proceeds from sale or disposal of assets	569,633	664,415	781,278
Prepayments on flight equipment	(458,174)	(213,320)	(36,124)
Acquisition of ILFC, net of cash acquired	(195,311)	—	—
Capital contributions to equity investments	—	(13,180)	—
Collections of finance and sales-type leases	57,958	2,209	5,128
Movement in restricted cash	282,523	7,866	(58,131)
Net cash used in investing activities	(1,831,815)	(1,334,849)	(346,506)
Issuance of debt	5,411,602	2,299,706	1,297,087
Repayment of debt	(4,826,775)	(1,889,194)	(1,213,832)
Debt issuance costs paid	(134,963)	(45,213)	(43,177)
Maintenance payments received	561,558	100,708	132,046
Maintenance payments returned	(286,041)	(56,909)	(49,728)
Security deposits received	107,332	23,364	25,624
Security deposits returned	(98,656)	(15,032)	(21,855)
Repurchase of shares	—	—	(320,093)
Net cash provided by (used in) financing activities	734,057	417,430	(193,928)
Net increase (decrease) in cash and cash equivalents	1,198,941	(224,750)	111,154
Effect of exchange rate changes	(4,086)	(137)	(1,834)
Cash and cash equivalents at beginning of period	295,514	520,401	411,081
Cash and cash equivalents at end of period	$1,490,369	$295,514	$520,401

Supplemental cash flow information:
Interest paid, net of amounts capitalized	1,103,512	211,075	180,968
Taxes paid	37,630	4,966	1,518

(a)         Certain reclassifications have been made to the Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012 to reflect the current year presentation. Refer to Note 2 — Basis for presentation.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31, 2014, 2013 and 2012

Non-Cash Investing and Financing Activities

2014:

Flight equipment in the amount of $108.3 million was reclassified to Net investment in finance and sales-type leases of $124.7 million with $16.4 million recognized as a gain.

Flight equipment in the amount of $51.6 million was reclassified to Other assets.

2013:

Flight equipment in the amount of $32.9 million was reclassified to Net investment in finance and sales-type leases with no gain or loss.

2012:

Flight equipment in the amount of $6.0 million was reclassified to Other assets.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Equity

For the Years Ended December 31, 2014, 2013 and 2012

	AerCap Holdings N.V. Shareholders
					Accumulated		AerCap
			Additional		other	Accumulated	Holdings N.V.
	Number of	Share	paid-in	Treasury	comprehensive	retained	shareholders’
	Shares	capital	capital	share	income	earnings	equity
	(U.S. dollars in thousands, except share amounts)
Year ended December 31, 2012
Balance at January 1, 2012	149,232,426	$1,570	$1,340,205	$(100,000)	$(8,513)	$1,043,974	$2,277,236
Share-based compensation	—	—	7,128	—	—	—	7,128
Purchase of treasury share/share cancellation	(35,868,891)	(377)	(419,716)	100,000	—	—	(320,093)
Total other comprehensive (loss) income	—	—	—	—	(5,888)	163,655	157,767
Balance at December 31, 2012	113,363,535	$1,193	$927,617	$—	$(14,401)	$1,207,629	$2,122,038
Year ended December 31, 2013
Balance at January 1, 2013	113,363,535	$1,193	$927,617	$—	$(14,401)	$1,207,629	$2,122,038
Issuance of shares to directors and employees	420,264	6	—	—	—	—	6
Share-based compensation	—	—	6,407	—	—	—	6,407
Total other comprehensive income	—	—	—	—	4,511	292,410	296,921
Balance at December 31, 2013	113,783,799	$1,199	$934,024	$—	$(9,890)	$1,500,039	$2,425,372
Year ended December 31, 2014
Balance at January 1, 2014	113,783,799	$1,199	$934,024	$—	$(9,890)	$1,500,039	$2,425,372
ILFC Transaction	97,560,976	1,347	4,556,294	—	—	—	4,557,641
Dividends paid	—	—	—	—	—	—	—
Share-based compensation	973,516	13	67,309	—	—	—	67,322
Total other comprehensive income (loss)	—	—	—	—	2,995	810,447	813,442
Balance at December 31, 2014	212,318,291	$2,559	$5,557,627	$—	$(6,895)	$2,310,486	$7,863,777

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Equity (Continued)

For the Years Ended December 31, 2014, 2013 and 2012

	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. dollars in thousands)
Year ended December 31, 2012
Balance at January 1, 2012	$2,277,236	$6,081	$2,283,317
Share-based compensation	7,128	—	7,128
Purchase of treasury share/share cancellation	(320,093)	—	(320,093)
Total comprehensive (loss) income	157,767	(5,213)	152,554
Balance at December 31, 2012	$2,122,038	$868	$2,122,906
Year ended December 31, 2013
Balance at January 1, 2013	$2,122,038	$868	$2,122,906
Issuance of shares to directors and employees	6	—	6
Share-based compensation	6,407	—	6,407
Total comprehensive income	296,921	2,992	299,913
Balance at December 31, 2013	$2,425,372	$3,860	$2,429,232
Year ended December 31, 2014
Balance at January 1, 2014	$2,425,372	$3,860	$2,429,232
ILFC Transaction	4,557,641	77,047	4,634,688
Dividends paid	—	(187)	(187)
Share-based compensation	67,322	—	67,322
Total comprehensive income (loss)	813,442	(1,949)	811,493
Balance at December 31, 2014	$7,863,777	$78,771	$7,942,548

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

1. General

The Company

We are an independent aircraft leasing company with $43.9 billion of total assets on our balance sheet mainly consisting of 1,132 owned aircraft as of December 31, 2014. Our ordinary shares are listed on the New York Stock Exchange (AER) and we have our headquarters in Amsterdam with offices in Los Angeles, Shannon, Dublin, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi and representation offices at the world’s largest aircraft manufacturers, Boeing and Airbus in Seattle and Toulouse.

These consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries (“AerCap” or the “Company”). AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap” or “N.V.”) formed on July 10, 2006.

On May 14, 2014, AerCap successfully completed the ILFC Transaction, as further described in Note 4: ILFC Transaction.

Genesis Funding Limited Transaction

On April 22, 2014, we completed the sale of 100% of the class A common shares in Genesis Funding Limited (“GFL”) to GFL Holdings, LLC, an affiliate of Wood Creek Capital Management, LLC. GFL had 37 aircraft in its portfolio with a net book value of $727 million.

Guggenheim Transaction

On June 27, 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL HOLDCO, LLC (“ACSAL”), an affiliate of Guggenheim, in exchange for cash and in addition we made a capital contribution of 19.4% in the equity of ACSAL. The aircraft are subject to long term leases to American Airlines. We will continue to service the Boeing 737-800 portfolio. Based on ASC 840 we concluded that we did not retain a substantial risk of ownership and therefore the assets were deconsolidated and a $10.5 million gain on sale was recognized.

We have assessed our ownership in ACSAL and have determined that it is a VIE. We further determined that while we do not have control and are not the PB of ACSAL, we do have significant influence and accordingly, we account for our investment in ACSAL under the equity method of accounting.

LATAM Transaction

On May 28, 2013, we entered into a $2.6 billion purchase and leaseback agreement with LATAM Airlines Group (“LATAM”) for 25 widebody aircraft, including 15 deliveries scheduled between 2014 and 2018. The aircraft consist of nine new Airbus A350-900s, four new Boeing 787-9s, and two new Boeing 787-8s from LATAM’s order backlog, and ten Airbus A330-200s with an average age of four years from LATAM’s existing fleet, which were purchased and leased back in June 2013. In accordance with ASC 805-50, we allocated the portfolio purchase price of $2.6 billion to individual aircraft acquired based on their relative fair values. As part of the transaction, we made payments of $659 million in June 2013, allocated $577 million to flight equipment held for operating leases relating to the ten

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

aircraft delivered, and accounted for the other $82 million as prepayments on flight equipment for the remaining 15 aircraft to be delivered. As at December 31, 2014, 13 aircraft remain to be delivered.

2. Basis for presentation

General

Our financial statements are presented in accordance with U.S. GAAP.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the PB and have control under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the PB.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

The consolidated financial statements are stated in U.S. dollars, which is our functional currency.

Use of estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting acquisition accounting in a business combination, the reported carrying values of flight equipment, intangibles, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

In the years ended December 31, 2014 and December 31, 2013, we changed our estimates of useful lives and residual values of certain older aircraft. The change in estimates is a result of the current market conditions that have negatively affected the useful lives and residual values for such aircraft. The effect on net income from continuing operations for the year ended December 31, 2014 was to reduce net income by $4.4 million, or $0.02 basic and diluted earnings per share. The effect on net income from continuing operations for the year ended December 31, 2013 was to reduce net income by $8.0 million, or $0.07 basic and diluted earnings per share.

Reclassifications

Collection for finance and sales type lease—The Consolidated Statements of Cash Flows for the years ended December 31, 2013 and December 31, 2012 include reclassifications, as compared to the financial statements contained in our 2013 and 2012 Annual Reports on 20-F, of $2.2 million and

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

$5.1 million respectively to reduce net cash provided by operating activities and to increase net cash provided by investing activities with respect to collection for finance and sales type lease which was previously included in change in other assets. There were no changes to the Consolidated Balance Sheets, Net Income or Total Equity as a result of these reclassifications in the respective periods. Management does not believe that the reclassifications are material to the financial statements taken as a whole.

3. Summary of significant accounting policies

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less.

Restricted cash

Restricted cash includes cash held by banks that is subject to withdrawal restrictions. Such amounts are typically restricted under secured debt agreements and can be used only to service the aircraft securing the debt and to make principal and interest payments on the debt.

Trade receivables

Trade receivables represent unpaid, current lessee obligations under existing lease contracts. Allowances are provided for doubtful accounts where the risk of non-recovery is probable. The risk of non-recovery is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of a debtor and the economic conditions persisting in the debtor’s operating environment.

Flight equipment held for operating leases, net

Flight equipment held for operating leases, including aircraft, is stated at cost less accumulated depreciation and impairment. Flight equipment is depreciated to its estimated residual value using the straight-line method over the assets’ useful life, generally 25 years from the date of manufacture, or different period depending on the disposition strategy. The costs of improvements to flight equipment are normally expensed unless the improvement increases the long-term value of the flight equipment or extends the useful life of the flight equipment. The capitalized cost is depreciated over the estimated remaining useful life of the aircraft. The current estimates for residual values of most aircraft types are 15 percent of original manufacture cost, in line with industry standards, except where more recent industry information indicates a different value is appropriate.

We review estimated useful lives and residual values of aircraft periodically based on our knowledge and external factors coupled with market conditions to determine if they are appropriate and record adjustments to depreciation prospectively on an aircraft by aircraft basis as necessary.

On a quarterly basis, we evaluate the need to perform a recoverability assessment when events or changes in circumstances indicate that the carrying value of our long-lived assets may not be recoverable. When a recoverability assessment is required, the review for recoverability includes an

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

assessment of the estimated future cash flows associated with the use of an asset and its eventual disposal. The assets are grouped at the lowest level for which identifiable cash flows are largely independent of other groups of assets. In relation to flight equipment on operating lease, the impairment assessment is performed on each individual aircraft, including lease related assets and liabilities. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment is recognized. The loss is measured as the excess of the carrying amount of the impaired asset over its fair value.

Fair value reflects the present value of cash expected to be generated from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar aircraft, appraisal data and industry trends.

Annually, we perform an impairment assessment for all of our aircraft, including a review of the undiscounted cash flows for aircraft 15 years or older, as the cash flows supporting the carrying value of such older aircraft are more dependent upon current lease contracts, which leases are more sensitive to weaknesses in the global economic environment. Deterioration of the global economic environment and a decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might trigger impairments.

Capitalization of interest

We capitalize interest on Prepayments on flight equipment in respect of flight equipment on forward order and add such amount to Prepayments on flight equipment. The amount of interest capitalized is the actual interest costs incurred on funding specific to the prepayments, if any, or the amount of interest costs which could have been avoided in the absence of such prepayments.

Net investment in finance and sales-type leases

If a lease meets specific criteria under U.S. GAAP, we recognize the lease in Net investment in finance and sales-type leases on our Consolidated Balance Sheets and de-recognize the aircraft from Flight equipment held for operating leases. For sales-type leases, we recognize the difference between the aircraft carrying value and the Net investment in finance and sales-type leases as a gain on sale of assets or an impairment. The amounts recognized for finance and sales-type leases consist of lease receivables and the estimated unguaranteed residual value of the leased flight equipment on the lease termination date, less the unearned income. Expected unguaranteed residual values of leased flight equipment are based on our assessment and independent appraisals of the values of the leased flight equipment at expiration of the lease terms. The unearned income is recognized in Lease revenue on our Consolidated Income Statement, over the lease term, in a manner that produces a constant rate of return on the lease.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Definite-lived intangible assets

We recognize intangible assets acquired in a business combination which are recorded at fair value on the date of acquisition. The rate of amortization of definite-lived intangible assets is calculated with reference to the period over which we expect to derive economic benefits from such assets.

Maintenance rights intangible and lease premium, net

The maintenance rights intangible asset arose from the application of the acquisition method of accounting to aircraft and leases which were acquired in the ILFC Transaction, and represented the fair value of our contractual aircraft return rights under our leases at the Closing Date. The maintenance rights intangible asset represents the fair value of our contractual aircraft return right under our leases to receive the aircraft in a specified maintenance condition at the end of the lease (EOL contracts) or our right to an aircraft in better maintenance condition by virtue of our obligation to contribute towards the cost of the maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held (MR contracts), or through a lessor contribution to the lessee. The maintenance rights intangible arose from the application of the acquisition method of accounting to aircraft and leases which were acquired in the ILFC Transaction, and represented the fair value of our contractual aircraft return rights under our leases at the Closing Date. The maintenance rights represented the difference between the specified maintenance return condition in our leases and the actual physical condition of our aircraft at the Closing Date.

For EOL contracts, maintenance rights expense is recognized upon lease termination, to the extent the lease end cash compensation paid to us is less than the maintenance rights intangible asset. Maintenance rights expense is included in Leasing expenses in our Consolidated Income Statement. To the extent the lease end cash compensation paid to us is more than the maintenance rights intangible asset, revenue is recognized in Lease revenue in our Consolidated Income Statement, upon lease termination. For MR contracts, maintenance rights expense is recognized at the time the lessee provides us with an invoice for reimbursement relating to the cost of a qualifying maintenance event that relates to pre-acquisition usage.

The lease premium represents the value of an acquired lease where the contractual rent payments are above the market rate. We amortize the lease premium on a straight-line basis over the term of the lease as a reduction of Lease revenue.

Other definite-lived intangible assets

These primarily represent customer relationships recorded at fair value as a result of the ILFC Transaction. The rate of amortization of these definite-lived intangible assets is estimated based on the period over which we expect to derive economic benefits from such assets. The amortization expense is recorded in Depreciation and amortization on our Consolidated Income Statements. We evaluate all definite-lived intangible assets for impairment when events or changes in circumstances indicate that an intangible asset value may not be recoverable.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Other assets

Other assets consist of inventory, investments, derivative instruments, lease incentives, prepaid expenses, debt issuance costs, notes receivable, other receivables and other tangible fixed assets.

Inventory

Inventory consists primarily of engine and airframe parts we sell through our subsidiary, AeroTurbine. Inventory is valued at the lower of cost or market value. Cost is primarily determined using the specific identification method for individual part purchases and on an allocated basis for engines and aircraft purchased for disassembly and for bulk purchases. Costs are allocated using the relationship of the cost of the engine, aircraft, or bulk inventory purchase to the estimated retail sales value at the time of purchase. At the time of sale this ratio is applied to the sales price of each individual part to determine its cost. We periodically evaluate this ratio and, if necessary, update sales estimates and make adjustments to this ratio. Generally, inventory that is held for more than four years is considered excess inventory and its carrying value is reduced to zero.

Notes receivable

Notes receivable represent amounts advanced in the normal course of our operations and also arise from the restructuring and deferral of trade receivables from lessees experiencing financial difficulties. Allowances are made for doubtful accounts where the risk of non-recovery is probable. The assessment of the risk of non-recovery where lessees are experiencing financial difficulties is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of the debtor and the economic conditions persisting in the debtor’s operating environment. The note receivable as a result of the ALS Transaction was recorded at fair value and is subsequently measured at amortized cost using the retrospective effective interest method.

Investments

Investments over which we have significant influence but not a controlling interest, joint ventures or VIEs for which we are not the PB are reported using the equity method of accounting.  Under the equity method of accounting, we include our share of earnings and losses of such investments in Equity in net earnings of investments accounted for under the equity method.

Derivative financial instruments

We may use derivative financial instruments to manage our exposure to interest rate risks and foreign currency risks. Derivatives are recognized on the balance sheet at their fair value which includes consideration of the credit rating and risk attaching to the counterparty of the derivative contract. We have considered both the quantitative and qualitative factors when determining our counterparty credit risk.

When cash flow hedge accounting treatment is applied, the changes in fair values related to the effective portion of the derivatives are recorded in accumulated other comprehensive income, and the ineffective portion is recognized immediately in income. Amounts reflected in accumulated other

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

comprehensive income related to the effective portion are reclassified into earnings in the same period or periods during which the hedged transactions affects earnings.

We discontinue hedge accounting prospectively when (i) we determine that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings. The remaining balance in accumulated other comprehensive income at the time we discontinue hedge accounting is not recognized in the income statement unless it is probable that the forecasted transaction will not occur. Such amounts are recognized in earnings when earnings are affected by the hedged transaction.

When cash flow hedge accounting treatment is not applied, the changes in fair values related to interest derivatives between periods are recognized as a reduction or increase of interest expense and changes to fair value relating to currency derivatives are recognized as a reduction or increase of selling, general and administrative expenses on the income statement.

Net cash received or paid under derivative contracts in any reporting period is classified as operating cash flow in our Consolidated Statements of Cash Flows.

Lease incentives

We capitalize amounts paid or value provided to lessees as lease incentives. We amortize lease incentives on a straight-line basis over the term of the related lease as a reduction of Lease revenue.

Other tangible fixed assets

Other tangible fixed assets consist primarily of computer equipment, leasehold improvements and office furniture, and are valued at acquisition cost and depreciated at various rates over the asset’s estimated useful life using the straight-line method. Depreciation expense on other tangible fixed assets is recorded in Depreciation and amortization on our Consolidated Income Statements.

Fair value measurements

Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We measure the fair value of our derivatives on a recurring basis and measure the fair values of aircraft, investment in finance and sales-type leases and asset value guarantees on a non-recurring basis. See Note 29 — Fair Value Measurements.

Income taxes

We recognize an uncertain tax benefit only to the extent that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Deferred tax assets and liabilities

We report deferred taxes resulting from the temporary differences between the book values and the tax values of assets and liabilities using the liability method. The differences are calculated at nominal value using the enacted tax rate applicable at the time the temporary difference is expected to reverse. Deferred tax assets attributable to unutilized losses carried forward or other timing differences are reduced by a valuation allowance if it is more likely than not that such losses will not be utilized to offset future taxable income.

Accrued maintenance liability

Under our aircraft leases, the lessee is responsible for maintenance and repairs and other operating expenses related to our flight equipment during the term of the lease. In certain instances, such as when an aircraft is not subject to a lease, we may incur maintenance and repair expenses for our aircraft.  Maintenance and repair expenses are recorded in Leasing expenses in our Consolidated Income Statements, to the extent such expenses are incurred by us.

We may be obligated to make additional payments to the lessee for maintenance related expenses, primarily related to usage of major life-limited components existing at the inception of the lease (“lessor maintenance contributions”). For all lease contracts, except for those acquired as part of the ILFC Transaction, we expense planned major maintenance activities, such as lessor maintenance contributions, when incurred. The charge is recorded in Leasing expenses in our Consolidated Income Statements. In the case we have established an accrual as an assumed liability for such payment in connection with the purchase of an aircraft with a lease attached, such payments are charged against the existing accrual.

For all contracts acquired as part of the ILFC Transaction, we determined the fair value of our maintenance liability, including lessor maintenance contributions, using the present value of the expected cash outflows. The discounted amounts are accreted in subsequent periods to their respective nominal values up until the expected maintenance event dates using the effective interest method. The accretion is recorded as an increase to Interest expense in our Consolidated Income Statements.

Debt and deferred debt issuance costs

Long-term debt is carried at the principal amount borrowed, including unamortized discounts and premiums and fair value adjustments, where applicable. The fair value adjustments reflect the application of the acquisition method of accounting to the debt assumed as part of the ILFC Transaction. We amortize the amount of discount or premium and fair value adjustments over the period the debt is outstanding using the effective interest method. The costs we incur for issuing debt are capitalized and amortized as an increase to Interest expense over the life of the debt using the effective interest method. The coupon liability as a result of the ALS Transaction was recorded at fair value and is subsequently measured at amortized cost using the retrospective effective interest method.

Lessee security deposits

For all lessee deposits assumed as part of the ILFC Transaction, we discounted our lessee security deposits to their respective present values. We accrete these discounted amounts to their respective nominal values, over the period we expect to refund the security deposits to each lessee, using the effective interest method, recognizing an increase to Interest expense.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Revenue recognition

We lease flight equipment principally under operating leases and recognize rental income on a straight-line basis over the life of the lease. At lease inception, we review all necessary criteria to determine proper lease classification. We account for lease agreements that include step rent clauses on a straight-line basis. The difference between rental revenue recognized and the cash received is included in Other assets, and in the event it is a liability in Account payables, accrued expenses and other liabilities. In certain cases, leases provide for rentals contingent on usage. The usage may be calculated based on hourly usage or on the number of cycles operated, depending on the lease contract. Revenue contingent on usage is recognized at the time the lessee reports the usage to us.

Lease agreements for which base rent is based on floating interest rates are included in minimum lease payments based on the floating interest rate existing at the inception of the lease; any increases or decreases in lease payments that result from subsequent changes in the floating interest rate are contingent rentals and are recorded as increases or decreases in Lease revenue in the period of the interest rate change.

Our lease contracts normally include default covenants, which generally obligate the lessee to pay us damages to put us in the position we would have been in had the lessee performed under the lease in full. There are no additional payments required which would increase the minimum lease payments. We cease revenue recognition on a lease contract when the collectability of such rentals is no longer reasonably assured. For past-due rentals that exceed related security deposits held, which have been recognized as revenue, provisions are established on the basis of management’s assessment of collectability. Such provisions are recorded in Selling, general and administrative expenses on the Consolidated Income Statements.

Revenues from Net investment in finance and sales-type leases are included in Lease revenue in our Consolidated Income Statements and are recognized using the interest method to produce a constant yield over the life of the lease.

Most of our lease contracts require payment in advance. Rentals received, but unearned under these lease agreements are recorded as deferred revenue on the balance sheet.

Under our aircraft leases, the lessee is responsible for maintenance and repairs of our flight equipment and related expenses during the term of the lease. Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rents which are calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. We record as revenue all supplemental maintenance rent receipts not expected to be reimbursed to lessees. We estimate the total amount of maintenance reimbursements for the entire lease and only record revenue after we have received enough maintenance rents under a particular lease to cover the total amount of estimated maintenance reimbursements during the remaining lease term. In these leases, upon lessee presentation of invoices evidencing the completion of qualifying maintenance on the aircraft, we make a payment to the lessee to compensate for the cost of the maintenance, up to the maximum of the supplemental maintenance rent payments made with respect to the lease contract.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

In most lease contracts not requiring the payment of supplemental maintenance rents, the lessee is generally required to re-deliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease, with reference to major life-limited components of the aircraft. To the extent that such components are redelivered in a different condition than at acceptance, there is generally EOL cash compensation for the difference at redelivery. We recognize receipts of EOL cash compensation as Lease revenue when received to the extent those receipts exceed the EOL contract maintenance rights intangible asset, and receipts of EOL compensation as Leasing expenses to the extent those receipts do not exceed EOL contract maintenance intangible asset.

For all of our MR contracts, any amounts of accrued maintenance liability existing at the end of a lease are released and recognized as Lease revenue at lease termination. When flight equipment is sold, the portion of the accrued maintenance liability which is not specifically assigned to the buyer is released from the balance sheet, net of any Maintenance rights intangible asset balance, and recognized as Net gain on sale of assets as part of the sale of the flight equipment.

Net gain (loss) on sale of assets originates primarily from the sale of aircraft and engines and are recognized when the delivery of the relevant asset is complete and the risk of loss has transferred to the buyer.

Other income consists of interest income, management fees, lease termination penalties, inventory part sales and net gains on sale of equity interest in investments accounted for under equity method. Income from secured loans, notes receivable and other interest bearing instruments is recognized using the effective yield method as interest accrues under the associated contracts. Lease management fees are recognized as income as they accrue over the life of the contract. Income from the receipt of lease termination penalties is recorded at the time cash is received or when the lease is terminated, if collection is reasonably assured.

Pension

We operate a defined benefit pension plan for our Dutch employees and some of our Irish employees. As of June 30, 2009, the Irish defined benefit plan was closed to new participants, but will continue to accrue benefits for existing participants. We recognize net periodic pension costs associated with these plans in Selling, general and administrative expenses and recognize the unfunded status of the plan, if any, in Accounts payable, accrued expenses and other liabilities. The change in fair value of the funded pension liability that is not related to the net periodic pension cost is recorded in Accumulated other comprehensive income. The projection of benefit obligation and fair value of plan assets require the use of assumptions and estimates, including discount rates. Actual results could differ from those estimates. Furthermore, we operate a defined contribution plan for the Irish employees who do not fall under the defined benefit pension plan and a company savings scheme for ILFC employees with unvested balances in the AIG non-qualified pension plan. We expense contributions to the defined contribution plan and the company savings scheme in Selling, general and administrative expenses in the period the contribution is made.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Share-based compensation

Certain employees received AerCap share-based awards, consisting of restricted stock units and restricted stocks. The amount of such expense is determined by reference to the fair value of the restricted stock units or restricted stocks on the grant date. The share-based compensation expense is recognized over the vesting period using the straight-line method.

Foreign currencies

Foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the time the transaction took place. Receivables or payables arising from such foreign currency transactions are remeasured into U.S. dollars at the exchange rate on each subsequent balance sheet date. All resulting exchange gains and losses are recorded in Selling, general and administrative expenses on the Consolidated Income Statements.

Variable interest entities

We consolidate VIEs in which we have determined that we are the PB. We use judgment when determining (i) whether an entity is a VIE; (ii) who are the variable interest holders; (iii) the elements and degree of control that each variable interest holder has; and (iv) ultimately which party is the PB. When determining which party is the PB, we perform an analysis which considers (i) the design of the VIE; (ii) the capital structure of the VIE; (iii) the contractual relationships between the variable interest holders; (iv) the nature of the entities’ operations; and (v) the purposes and interests of all parties involved, including related parties. While we consider these factors, our conclusion about whether to consolidate ultimately depends on the breadth of our decision-making ability and our ability to influence activities that significantly affect the economic performance of the VIE. We continually re-evaluate whether we are the PB for VIEs in which we hold a variable interest.

Earnings per share

Basic earnings per share is computed by dividing income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. For the purposes of calculating diluted earnings per share, the denominator includes both the weighted average number of ordinary shares outstanding during the period and the weighted average number of potentially dilutive ordinary shares, such as restricted stock units, restricted stocks and stock options .

Reportable segments

We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial aircraft and engines.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Recent accounting guidance

We adopted the following accounting standard during 2014:

Presentation of Unrecognized Tax Benefits

In July 2013, the FASB issued an accounting standard that requires a liability related to unrecognized tax benefits to be presented as a reduction to the related deferred tax asset for a net operating loss carry-forward or a tax credit carry-forward (the “Carry-forwards”). When the Carry-forwards are not available at the reporting date under the tax law of the jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit will be presented in the financial statements as a liability and will not be combined with the related deferred tax assets. This standard is effective for fiscal years and interim periods beginning after December 15, 2013, but earlier adoption is permitted. Upon adoption, the standard must be applied prospectively to unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We adopted the standard prospectively on its required effective date of January 1, 2014 and the adoption of the standard did not have a material effect on our consolidated financial statements.

Future application of accounting standards

Reporting Discontinued Operations

In April 2014, the FASB issued an accounting standard that changes the requirements for presenting a component or group of components of an entity as a discontinued operation and requires new disclosures. Under the standard, the disposal of a component or group of components of an entity should be reported as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Disposals of equity method investments, or those reported as held-for-sale, will be eligible for presentation as a discontinued operation if they meet the new definition. The standard also requires entities to provide specified disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation.

The standard is effective prospectively for all disposals of components (or classification of components as held for sale) of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications of components as held for sale) that have not been reported in financial statements previously issued. We adopted the standard on its required effective date of January 1, 2015 and it did not have a material effect on our consolidated financial condition, results of operations or cash flows.

Revenue from Contracts with Customers

In May 2014, the FASB issued an accounting standard that provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The standard will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied.

This standard will be effective for the fiscal year beginning after December 1, 2016 and subsequent interim periods. We have the option to apply the provisions of the standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this standard recognized at the date of initial application. Early adoption is not permitted. We plan to adopt the standard on its required effective date of January 1, 2017. We are evaluating the effect the adoption of the standard will have on our consolidated financial statements.

Disclosure of Going Concern Uncertainties

In August 2014, the FASB issued an accounting standard that requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances. The new standard will be effective for all entities in the first annual period ending after December 15, 2016. Earlier adoption is permitted. We plan to adopt the standard on its required effective date of January 1, 2017.

Amendments to the Consolidation Analysis

In February 2015, the FASB issued an accounting standard that affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities; eliminate the presumption that a general partner should consolidate a limited partnership; affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

This standard will be effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The standard may be applied retrospectively or through a cumulative effect adjustment to equity as of the beginning of the year of adoption. We plan to adopt the standard on its required effective date of January 1, 2016. We are evaluating the effect the adoption of the standard will have on our consolidated financial condition, results of operations and cash flows.

4. ILFC Transaction

On May 14, 2014 (the “Closing Date”), AerCap and AerCap Ireland Limited, a wholly-owned subsidiary of AerCap, completed the purchase of 100 percent of ILFC’s common share from AIG (the “ILFC Transaction”). The total consideration paid to AIG on the Closing Date consisted of $2.4 billion

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

in cash and 97,560,976 newly issued AerCap common shares. Prior to the consummation of the ILFC Transaction, ILFC paid a special distribution to AIG in the amount of $600.0 million.

The total consideration paid to AIG, excluding the special distribution of $600.0 million paid by ILFC to AIG on May 13, 2014, had a value of approximately $7.0 billion based on AerCap’s closing price per share of $46.59 on May 14, 2014. On the Closing Date, immediately after completing the ILFC Transaction, all of ILFC’s assets were transferred substantially as an entirety to AerCap Trust, a legal entity formed on February 5, 2014, and AerCap Trust assumed substantially all of the liabilities of ILFC. AerCap Ireland Capital Limited, a wholly-owned subsidiary of AerCap Ireland Limited, and ILFC, an indirect subsidiary of AerCap Trust, are the sole beneficiaries of AerCap Trust.

In connection with the ILFC Transaction, on the Closing Date, AerCap Trust and AerCap Ireland Capital Limited, issued $2.6 billion aggregate principal amount of senior notes (the “Acquisition Notes”), consisting of three tranches of notes of varying tenor in a private placement, of which $2.4 billion was used to satisfy the cash consideration of the ILFC Transaction, and the remaining proceeds were used for expenses related to the ILFC Transaction and general corporate purposes. The Acquisition Notes are fully and unconditionally guaranteed on a senior unsecured basis by AerCap and certain of its subsidiaries, including ILFC. Additionally, in December 2013, our subsidiary, AerCap Ireland Capital Limited entered into a credit agreement for a senior unsecured revolving credit facility with AIG. The revolving credit facility provides for an aggregate commitment of $1.0 billion and may be used for AerCap’s general corporate purposes. AerCap Trust and ILFC are unconditional guarantors of the facility.

As a result of the ILFC Transaction, AIG owns approximately 46 percent of AerCap. A portion of the AIG shares remain subject to a lockup agreement providing for the staggered expiration of lockup periods beginning nine months and ending 15 months after the Closing Date. To date, no shares have been sold by AIG. AIG has entered into agreements with AerCap regarding voting restrictions, standstill provisions and certain registration rights.

The consideration transferred to effect the ILFC Transaction consisted of the following:

Cash consideration (a)	$2,400,000
97,560,976 AerCap common shares issued multiplied by AerCap closing share price per share of $46.59 on May 14, 2014	4,545,366
Share compensation	12,275
Consideration transferred	$6,957,641

(a)         Excludes the $600.0 million special distribution paid by ILFC to AIG prior to the Closing Date.

The following is a summary of the preliminary and final allocation of the purchase price to the estimated fair values of the identifiable assets acquired, the liabilities assumed and non-controlling interest at the Closing Date. There were several measurement period adjustments recognized subsequent to the amounts initially recognized and reported. These measurement period adjustments were primarily the result of completing the fair value calculations of Maintenance right intangible assets

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

and Accrued maintenance liabilities at a component level. The measurement period adjustments presented below were retrospectively recognized as adjustments to our May 14, 2014 opening Balance Sheet, and the second and third quarter 2014 Income Statements. The opening Balance Sheet has been adjusted to reflect these changes as provided below.

As of December 31, 2014, we had finalized all known measurement period adjustments.

	Amounts Initially Recognized and Reported as of Closing Date	Measurement Period Adjustments	Final Amounts Recognized as of the Closing Date
Cash and cash equivalents and restricted cash	$2,958,809	—	$2,958,809 (a)
Flight equipment held for operating leases, net	23,989,643	48,780	24,038,423
Prepayments on flight equipment	3,166,788	9,534	3,176,322
Maintenance rights intangible and lease premium	4,263,076	(181,047)	4,082,029 (b)
Other intangibles	440,093	49,712	489,805
Accrued maintenance liability	(2,688,438)	113,320	(2,575,118)
Debt	(24,339,842)	—	(24,339,842)
Other assets and liabilities	(775,990)	(77,844)	(853,834)
Non-controlling interest	(77,047)	—	(77,047)
Estimate of fair value of net assets acquired	$6,937,092	$(37,545)	$6,899,547
Consideration transferred	6,957,641	—	6,957,641
Goodwill	$20,549	$37,545	$58,094

(a)               Includes $0.8 billion of Restricted cash.

(b)               Includes $4.0 billion maintenance rights intangible, and the remaining amount relates to lease premium.

AerCap reported transaction and integration expenses related to the ILFC Transaction of $148.8 million for the year ended December 31, 2014 and $11.0 million for the year ended December 31, 2013, of which $26.3 million was incurred during the second half of 2014 and related mostly to integration activities.

	Year ended December 31,
	2014	2013
Severance and other compensation expenses	$54,600	$—
Banking fees	45,740	3,959
Professional fees and other expenses	48,452	7,000
	$148,792	$10,959

Those expenses are included in the Consolidated Income Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

The acquired business contributed Total revenues and other income of $2,623.4 million and Net income of $687.8 million to AerCap for the period beginning May 14, 2014, and ended December 31, 2014.

The following unaudited pro forma summary presents consolidated information of AerCap as if the business combination had occurred on January 1, 2013:

	Year ended December 31,
	2014	2013
Total revenue and other income	$5,261,629	$5,444,581
Net income (loss)	$952,778	$(32,634)

The most significant pro forma adjustments were to reflect the (net of tax) impact of: (i) the amortization of intangible lease premium component as an adjustment to revenue; (ii) the expensing of the maintenance rights intangible, which occurs when the lease ends for EOL contracts or when the lessee provides us with an invoice for reimbursement relating to the cost of a qualifying maintenance event that relates to pre-acquisition usage for MR contracts. The related pro forma adjustment was based on the estimated annual charge in the first full year after the acquisition; (iii) the depreciation and amortization expenses related to the fair value adjustments to aircraft and other intangibles; (iv) the interest expense on the existing debt taking into account the fair value adjustment to the debt as of the Closing Date; (v) the interest expense related to the acquisition financing, as if the financing occurred as of January 1, 2013; (vi) other interest expense adjustments relating to the maintenance and security deposit liabilities as well as the prepayments on flight equipment; and (vii) non-recurring transaction and integration related expenses, as if they had been incurred as of January 1, 2013 instead of 2014.

The above unaudited pro forma financial information is for informational purposes only and may not necessarily reflect the actual results of operations had the ILFC Transaction been consummated on January 1, 2013. The pro forma information did not adjust for gain from sales, impairment charges and loss from early extinguishment of debt. These pro forma amounts are not designed to represent the future expected financial results of AerCap. The ILFC Transaction resulted in significant increases of our asset and liabilities, as well as revenues and expenses.

Application of the Acquisition Method of Accounting:

We applied the acquisition method of accounting and measured the identifiable assets acquired, the liabilities assumed, and non-controlling interest at fair value on the Closing Date. These fair values were determined using the market and income approaches and were primarily based on inputs and assumptions that are not observable in the market, other than certain debt financing arrangements assumed in the ILFC Transaction. The fair value measurement of each major asset acquired and liability assumed is discussed separately below:

Flight equipment: We determined the fair value of our Flight equipment as of the Closing Date using an income approach based on the present value of the expected future cash flows.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

We measured the fair value of our Flight equipment as if unencumbered by any existing contractual lease terms and based on the estimated physical maintenance condition as of the Closing Date. The expected cash flows were estimated using current market lease rates for the remainder of the terms of the existing leases and future market lease rates for additional leases and an estimated residual value based on the aircraft type, age, and airframe and engine configuration of the aircraft. The aggregate cash flows were then discounted to present value. The discount rates were based on the type and age of aircraft (including the remaining useful life of the aircraft), and incorporated market participant assumptions regarding the likely debt and equity financing components and the required returns of those financing components. Key inputs and assumptions underlying the income approach and the projected cash flows were contracted leases, lease extensions and new lease assumptions, residual values and appropriate discount rates and are discussed further below:

(a)         The contracted leases were adjusted to current market rents as appropriate, and accounted for approximately 50% of the flight equipment’s fair value.

(b)         For in-production, younger aircraft, residual values were assumed after the extension of the existing lease or new lease. The residual value assumption was based on inputs from third party appraisers. The residual values accounted for approximately 30% of the flight equipment’s fair value.

(c)          For most aircraft, an extension of the existing lease or a new lease was assumed based on our knowledge of the lessee’s fleet plans and expected market lease rents. The extensions or new leases accounted for approximately 15% of the flight equipment’s fair value.

(d)         Out-of-production, older aircraft residual values that were at the end of their economic life were assumed to be sold for parts at the conclusion of their respective leases. The residual value assumptions for sales of parts were based on market data and inputs from AeroTurbine, our wholly-owned subsidiary that specializes in sales of aircraft parts. Sales of parts residual values accounted for approximately 5% of the flight equipment’s fair value.

(e)          The discount rate assumptions are based on our knowledge of market returns and leverage, which vary depending on the type and age of the aircraft, and range between 6% and 10%. The average discount rate, weighted by the fair value of ILFC’s fleet, was approximately 7%.

Forward order book: The fair value of the forward order book, which is included in Prepayments on flight equipment on the Consolidated Balance Sheet, was estimated based on the present value of the cash flows expected to be generated by the asset. Under this approach, fair value was determined by discounting the difference between the estimated fair value, as indicated by third party aircraft appraiser forward base values, and the contractual purchase prices for each forward order aircraft, at the respective future delivery dates. The difference was discounted at a required market rate of return that reflects the relative risk of achieving the asset’s expected cash flows and the time value of money.

Prepayments on flight equipment at the Closing Date included the fair value of the forward order book of ILFC  of 317 aircraft, many of which were placed at favorable prices compared to the current market. The positions that were subject to a fair value adjustment relate to contracts for 64 Boeing 787 aircraft, 27 Boeing 737-800 aircraft, 206 Airbus A320 series aircraft (models A320neo, A321neo,

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

A321-200), and 20 Airbus A350-900 aircraft. We determined that the remainder of our forward order book was at market terms and therefore no fair value adjustment was recorded for these positions.

Maintenance rights intangible asset and lease premium, net: The fair value of the maintenance rights intangible assets associated with EOL contracts was determined based on the present value of the expected cash flows, measured as the difference between the aircraft physical maintenance condition at the Closing Date and the specified contractual return condition at the end of the respective lease term adjusted for the credit risk of the lessee. The fair value of the maintenance rights intangible assets associated with MR contracts was determined based on the present value of reimbursements to lessees for maintenance events relating to pre-acquisition usage expected during the remaining post-acquisition lease term. The expected cash flows of the EOL and MR contracts are discounted at a required market rate of return that reflects the relative risk of achieving the expected cash flows of the assets and the time value of money.

The fair value of the lease premium was determined based on the present value of the expected cash flows calculated as the difference between the contractual lease payments, adjusted for the credit risk of the lessee, and the lease payments that the aircraft could generate over the remaining lease term based on current market rates.

Other intangible assets: Primarily includes customer relationship intangible assets and other intangible assets. The fair value of the customer relationship intangible assets was determined using the excess earnings method. This method measures the value of an intangible asset by calculating the residual profit after subtracting the appropriate returns for all other complementary assets that benefit the business.

Accrued maintenance liability: Under our aircraft leases, the lessee is responsible for all operating expenses during the term of the lease, as well as for normal maintenance and repairs and major aircraft component maintenance events. Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rentals based on hours or cycles of utilization. If a lessee pays supplemental maintenance rentals, we are generally obligated to reimburse the lessee for costs they incur for certain qualified maintenance events. In connection with a lease of a used aircraft, we generally agree to contribute to certain maintenance events that the lessee incurs during the lease term (Lessor Contributions).

We determined the fair value of our maintenance liability relating to pre-acquisition usage based on the present value of expected cash outflows during the remaining lease term consisting of (i) expected reimbursements of supplemental maintenance rentals at the time of the forecasted maintenance event, and (ii) expected Lessor Contributions at the time of the forecasted maintenance event. These two cash flows were discounted to their respective present values using a market rate of return that reflects the relative risk of the cash flows and the time value of money.

Debt: The fair value of debt was estimated using quoted market prices where available. The fair value of certain debt without quoted market prices is estimated using discounted cash flow analyses based on current market prices for similar type debt instruments.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Non-controlling interests (“NCI”): NCI consists of Market Auction Preferred Stock (“MAPS”) securities issued by ILFC. The MAPS are not convertible, and have a liquidation value of $100,000 per share, with 500 shares issued and outstanding for each of the MAPS Series A and B securities. The dividend rate, other than the initial rate, for each dividend period for each series is to be reset approximately every seven weeks (49 days) on the basis of orders placed in an auction, provided such auctions are able to occur. At December 31, 2014, the dividend rate for both Series A MAPS and Series B MAPS was 0.333%. MAPS fair values were estimated using discounted cash flow analysis based on estimated market yield for similar instruments.

Income taxes: AerCap and AIG made an election under Section 338(h)(10) of the IRS code, which resulted in the ILFC Transaction being treated as a sale of the assets of ILFC and its subsidiaries for U.S. federal and state income tax purposes, except for our wholly-owned subsidiary, AeroTurbine, which was treated as a taxable share purchase. As a result of this election, the tax adjusted purchase price was allocated to our net assets which changed the tax basis used to derive the deferred tax assets and liabilities. At the Closing Date, but prior to the Reorganization, we had a net deferred tax liability of $23.3 million compared to ILFC’s net deferred tax liability of $4.1 billion immediately preceding the Closing Date. Immediately after consummation of the ILFC Transaction, the plan of Reorganization was executed and ILFC immediately began transferring its assets and liabilities to AerCap Trust, the majority of whose earnings are subject to Irish tax. We transferred a mix of assets and liabilities with various book tax basis differences to Ireland from May 14, 2014 to December 31, 2014. The U.S. federal and state tax liabilities for tax years prior to the Closing Date, including the assumed liabilities related to unrecognized tax benefits, remain with AIG.

5. Restricted cash

The Restricted cash balance was $717.4 million and $272.8 million at December 31, 2014 and December 31, 2013, respectively, and primarily related to our ECA facility agreement entered into in 2004, our Ex-Im financings, our AerFunding revolving credit facility and other debt. See Note 15 — Debt.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

6. Flight equipment held for operating leases, net

Movements in flight equipment held for operating leases during the periods presented were as follows:

	Year ended December 31,
	2014	2013
Net book value at beginning of period	$8,085,947	$7,261,899
ILFC Transaction	24,038,423	—
GFL Transaction	(726,985)	—
Additions	2,314,908	1,825,937
Depreciation	(1,253,325)	(336,888)
Impairment (Note 24)	(21,828)	(25,616)
Disposals	(306,985)	(606,495)
Transfers to investment in finance and sales-type leases/inventory/held for sale	(145,487)	(32,890)
Net book value at end of period	$31,984,668	$8,085,947
Accumulated depreciation at December 31, 2014 and 2013	$(2,591,000)	$(1,337,675)

7. Net investment in finance and sales-type leases

The following lists the components of the net investment in finance and sales-type leases:

	2014	2013
Total lease payments to be received	$409,282	$31,680
Estimated residual values of leased flight equipment (unguaranteed)	98,994	5,000
Less: Unearned income	(161,185)	(4,685)
	$347,091	$31,995
Less: Allowance for credit losses	—	—
Net investment in finance and sales-type leases	$347,091	$31,995

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

At December 31, 2014, minimum future lease payments on finance and sales-type leases are as follows:

Minimum future receipts
2015	$74,239
2016	71,295
2017	59,919
2018	58,401
2019	50,015
Thereafter	95,413
$409,282

8. Maintenance rights intangible and lease premium, net

Maintenance rights intangible and lease premium consisted of the following at December 31, 2014 and 2013:

	2014	2013
Maintenance rights intangible	$3,812,259	$—
Lease premium	93,767	9,354
	$3,906,026	$9,354

Movements in maintenance rights intangible during the year ended December 31, 2014 were as follows:

Year ended December 31, 2014
Maintenance rights intangible, net at beginning of period	$—
ILFC Transaction	3,975,286
EOL contract cash receipt	(27,571)
EOL and MR contract maintenance rights expense	(103,236)
Transfer to lease incentives	(32,220)
Maintenance rights intangible, net at end of period	$3,812,259

The following table presents details of lease premium and related accumulated amortization at December 31, 2014 and 2013.

		Year ended December 31, 2014
	Weighted-average amortization period (in years)	Gross carrying amount	Accumulated amortization	Net
Lease premium	5.6	119,763	(25,996)	93,767

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

		Year ended December 31, 2013
	Weighted-average amortization period (in years)	Gross carrying amount	Accumulated amortization	Net
Lease premium	1.7	35,461	(26,107)	9,354

Lease premiums that are fully amortized are removed from the gross carrying amount and accumulated amortization column in the table above.

Amortization of the lease premium for the year ended December 31, 2014 was $18.0 million and $8.7 million for the year ended December 31, 2013.

The estimated amortization of the lease premium for the next five years is as follows:

Future amortization
2015	$23,116
2016	19,759
2017	13,633
2018	11,220
2019	10,466

9. Other intangibles, net

Other intangibles consisted of the following at December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
Goodwill	$58,094	$—
Customer relationships	346,647	—
Contractual vendor intangible assets	47,580	—
Tradename and other intangible assets	71,388	—
	$523,709	$—

The following table presents details of customer relationships and tradename and other intangible assets and related accumulated amortization at December 31, 2014.

		Year ended December 31, 2014
	Weighted-average amortization period (in years)	Gross carrying amount	Accumulated amortization	Net
Customer relationships	16.4	$360,000	$(13,353)	$346,647
Tradename and other intangible assets	9.9	79,365	(7,977)	71,388
		$439,365	$(21,330)	$418,035

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Amortization expense for the customer relationships and tradename and other intangible assets for the year ended December 31, 2014 was $21.3 million.

The estimated amortization expense of the customer relationships and tradename and other intangible assets for the next five years are as follows:

Future amortization
2015	$33,854
2016	33,865
2017	33,865
2018	27,559
2019	23,865

10. Other assets

Other assets consist of the following at December 31:

	2014	2013
Inventory	$315,532	$—
Debt issuance costs	203,965	148,315
Notes receivable	135,154	75,788
Other receivables	75,819	27,223
Investments (Note 11)	115,554	112,380
Derivative assets (Note 12)	24,549	32,673
Lease incentives	116,061	—
Other tangible fixed assets	21,028	2,427
Straight-line rents, prepaid expenses and other	39,430	6,057
	$1,047,092	$404,863

Amortization of debt issuance costs was $79,548 and $29,633 for the years ended December 31, 2014 and 2013 respectively. The unamortized debt issuance costs at December 31, 2014 amortize from 2015 through 2026.

During the years ended December 31, 2014 and 2013, we did not have any activity in our allowance for credit losses on notes receivable.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

11. Investments

Investments consist of the following at December 31:

	Ownership as of December 31, 2014 (%)	2014	2013
Equity investment in unconsolidated joint venture (AerDragon) (a)	16.7	$51,450	$47,672
Equity investment in unconsolidated joint venture (AerLift)	39.3	53,639	54,457
Equity investment in unconsolidated joint venture (AerData) (b)	—	—	882
Equity investment in unconsolidated joint venture (ACSAL) (a)	19.4	10,459	9,175
Other investments at cost	n/a	6	194
		$115,554	$112,380

(a)         AerDragon and ACSAL are VIEs for which we are not the PB but do have significant influence, therefore they are accounted for under the equity method.

(b)         As of December 31, 2013, we had a 42.3% equity interest in AerData, which was sold during the year ended December 31, 2014.

The undistributed earnings of investments in which our ownership interest is less than 50 percent were $35.2 million and $31.4 million at December 31, 2014 and 2013 respectively. Our equity investment in our unconsolidated joint ventures, AerDragon, AerLift and ACSAL, are accounted for under the equity method.

12. Derivative assets and liabilities

The objective of our hedging policy is to adopt a risk adverse position with respect to changes in interest rates and foreign currencies. We have entered into a number of interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. Furthermore from time to time we enter into foreign currency derivatives to hedge the current and future Euro /U.S. dollar exposure to our business. These derivative products can include interest rate swaps, caps, floors, options and forward contracts.

As of December 31, 2014, we had interest rate swaps, caps and floors, with a combined notional amount of $1.8 billion and a combined positive fair value of $22.3 million. The positive fair value as of December 31, 2014, is recorded in the balance sheet as derivative assets of $24.5 million and derivative liabilities of $2.2 million. As of December 31, 2013, we had interest rate swaps, caps and floors with a combined notional amount of $1.9 billion and a combined positive fair value of $25.5 million. The positive fair value as of December 31, 2013 is recorded in the balance sheet as derivative asset of $32.7 million and derivative liabilities of $7.2 million. The variable benchmark interest rates associated with these instruments ranged from one to three-month U.S. dollar LIBOR.

Pursuant to the ILFC Transaction, we acquired 15 swaps that are subject to a master netting agreement, which would allow the netting of derivative assets and liabilities in the case of default under any one contract. See Note 27 — Related party transactions.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

We have not applied hedge accounting to any of the above mentioned caps and floors, the 15 acquired interest rate swaps, and to the two interest rate swaps which expired in the year ended December 31, 2012. The change in fair value of these derivatives, therefore, is recorded in the income statement as interest expense (income) as specified below:

	Year ended December 31,
	2014	2013	2012
Change in fair value of interest rate caps and floors	$17,862	$(11,709)	$14,388
Change in fair value of interest rate swaps	(1,167)	—	(3,713)
	$16,695	$(11,709)	$10,675

As of December 31, 2014, we had one interest rate swap to hedge forecasted monthly LIBOR-based interest payments, for which we applied cash flow hedge accounting treatment. The one interest rate swap had a notional amount of $39.0 million and a negative fair value of $0.4 million which has been recorded as part of derivative liabilities in the consolidated balance sheet as of December 31, 2014. As of December 31, 2013, we had five interest rate swaps for which cash flow hedge accounting treatment is applied. The five interest rate swaps had a combined notional amount of $0.5 billion and a combined negative fair value of $5.6 million which has been recorded as part of derivative liabilities in the consolidated balance sheet as of December 31, 2013. The change in fair value related to the effective portion of these five interest rate swaps is recorded, net of tax, in accumulated other comprehensive income. We do not expect to reclassify amounts from accumulated other comprehensive income to net interest over the next 12 months. Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values.

As of December 31, 2014 and 2013, the Company had received cash collateral of $8.1 million and $4.9 million, respectively, from various counterparties and the obligation to return such collateral is recorded in Accounts payable, accrued expenses and other liabilities. The Company had not advanced any cash collateral to counterparties as of December 31, 2014 or 2013.

Counterparties to currency exchange and interest rate derivatives consist of major international financial institutions. The Company continually monitors its positions and the credit ratings of the counterparties involved and limits the amount of credit exposure to any one party. While the Company may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated. The Company closely monitors the credit risk associated with its counterparties and customers and to date has not experienced material losses.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

13. Accounts payable, accrued expenses and other liabilities

Accounts payable, accrued expenses and other liabilities consist of the following at December 31:

	2014	2013
Accounts payable and accrued expenses	$349,632	$64,375
Deferred revenue	391,573	47,698
Accrued interest	318,967	44,916
Asset value guarantees	133,500	—
Derivative liabilities (Note 12)	2,208	7,233
	$1,195,880	$164,222

14. Accrued maintenance liability

Movements in accrued maintenance liability during the periods presented were as follows:

	Year ended December 31,
	2014	2013
Accrued maintenance liability at beginning of period	$466,293	$421,830
ILFC Transaction	2,575,118	—
GFL Transaction	(88,523)	—
Maintenance payments received	561,558	100,708
Maintenance payments reimbursed	(286,041)	(56,909)
Release to income	(92,296)	(13,479)
Lessor contribution and top ups	5,570	14,143
Interest accretion	52,686	—
Accrued maintenance liability at end of period	$3,194,365	$466,293

15. Debt

As of December 31, 2014, the principal amount of our outstanding indebtedness totaled $29.1 billion, which excludes fair value adjustments of $1.3 billion, of which approximately $13.1 billion was secured, and our unused lines of credit as of December 31, 2014 were approximately $5.8 billion, subject to certain conditions, including compliance with certain financial covenants.

Our outstanding indebtedness primarily consists of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt and securitization debt. As a result of applying the acquisition method of accounting, we adjusted the carrying amounts of the debt assumed as part of the ILFC Transaction to fair value and eliminated any deferred debt discounts and premiums as of the Closing Date. Any debt issue cost capitalized by ILFC was also eliminated as of the Closing Date. These fair value adjustments are being amortized over the life of each associated debt instrument using the effective interest method.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

The following table provides a summary of our indebtedness as of December 31, 2014 and 2013.

	2014 (a)	2013	Weighted average interest rate December 31, 2014 (b)	Maturity
Unsecured
Unsecured Notes
ILFC Legacy Notes	$11,230,020	$—	6.67%	2015-2022
AerCap Aviation Notes	300,000	300,000	6.38%	2017
AerCap Trust & AerCap Ireland Capital Limited Notes	3,400,000	—	4.17%	2017-2021
Unsecured Revolving Credit Facilities
DBS revolving credit facility	—	150,000	—	2018
Citi revolving credit facility	—	—	—	2018
AIG revolving credit facility	—	—	—	2019
Other unsecured debt	53,101	73,124	5.50%	2022
Fair value adjustment	999,869	—	—
TOTAL UNSECURED	15,982,990	523,124
Secured
Export credit facilities	2,691,316	1,594,137	2.22%	2015-2025
Senior secured notes	2,550,000	—	6.94%	2016-2018
Institutional secured term loans	3,355,263	—	3.34%	2017-2021
ALS II debt	325,920	450,045	2.01%	2038
GFL securitization debt (c)	—	533,064	—	2014
AerFunding revolving credit facility (d)	887,385	967,094	2.41%	2019
AeroTurbine revolving credit agreement	302,142	—	2.67%	2019
Other secured debt	2,781,801	2,145,687	3.44%	2026
Boeing 737 800 pre-delivery payment facility	174,306	47,458	2.98%	2015
Fair value adjustment	287,227	(87,997)	—
TOTAL SECURED	13,355,360	5,649,488
Subordinated
ECAPs subordinated debt	1,000,000	—	5.12%	2065
Subordinated debt joint ventures partners	64,280	64,280	1.96%	2022
Fair value adjustment	(238)	—
TOTAL SUBORDINATED	1,064,042	64,280
	$30,402,392	$6,236,892

a)             As of the balance sheet date, we remain in compliance with the respective financial covenants across the Company’s various debt obligations.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

b)             The weighted average interest rate is calculated based on the U.S. dollar LIBOR rate as of December 31, 2014, and excludes the impact of related derivative instruments which we hold to hedge our exposure to interest rates as well as any amortization of the debt issuance costs.

c)              As a result of the Genesis Funding Limited Transaction the GFL securitization debt was no longer consolidated as of December 31, 2014.

d)             As of December 31, 2014, approximately $1.27 billion was undrawn under this facility.

As of December 31, 2014, all debt was guaranteed by us with the exception of ALS II debt, AerFunding revolving credit facility and $42 million included in export credit facilities. A further $337.9 million included in other Secured debt are limited recourse in nature, which includes the Camden facility and the AerCap Partners facility.

Maturities of debt financing (excluding fair value adjustments) at December 31, 2014 are as follows:

Debt maturing
2015	$3,594,895
2016	3,937,822
2017	4,502,795
2018	3,547,336
2019	4,553,522
Thereafter	8,979,164
$29,115,534

Unsecured Notes

As of December 31, 2014, we had an aggregate outstanding principal amount of unsecured notes of approximately $14.9 billion.

ILFC Legacy Notes

As of December 31, 2014, we had an aggregate outstanding principal amount of senior unsecured notes of approximately $8.5 billion issued by ILFC pursuant to shelf registration statements prior to the ILFC Transaction (the “ILFC Legacy Notes”). The ILFC Legacy Notes have maturities ranging through 2022. The fixed rate notes bear interest at rates ranging from 3.875% to 8.875%, and the floating rate notes bear interest at three-month LIBOR plus a margin of 1.95%, with the interest rate resetting quarterly. The notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements.

The indentures governing the ILFC Legacy Notes contain customary covenants that, among other things, restrict our, and our restricted subsidiaries’ ability to (i) incur liens on assets; (ii) declare or pay dividends or acquire or retire shares of our capital share during certain events of default; (iii) designate restricted subsidiaries as non-restricted subsidiaries or designate non-restricted subsidiaries; (iv) make investments in or transfer assets to non-restricted subsidiaries; and (v) consolidate, merge, sell, or

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

otherwise dispose of all or substantially all of our assets. The indentures also provide for customary events of default, including, but not limited to, the failure to pay scheduled principal and interest payments on the notes, the failure to comply with covenants and agreements specified in the indenture, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness and certain events of insolvency. If any event of default occurs, any amount then outstanding under the indentures may immediately become due and payable.

Upon consummation of the ILFC Transaction, AerCap Trust became the successor issuer under the ILFC Legacy Notes indentures. ILFC also agreed to continue to be co-obligor. In addition, AerCap and certain of its subsidiaries became guarantors of the notes.

AerCap Aviation Notes

In May 2012, AerCap Aviation Solutions B.V. issued $300.0 million of 6.375% senior unsecured notes due 2017 (the “AerCap Aviation Notes”). The proceeds from the offering were used for general corporate purposes. The AerCap Aviation Notes are guaranteed by AerCap and AerCap Ireland.

The AerCap Aviation Notes contain customary covenants that, among other things, limit our ability to incur additional indebtedness, enter into certain mergers or consolidations, incur certain liens and engage in certain transactions with our affiliates. In addition, the indenture governing the notes restricts our ability to pay dividends or make certain restricted payments, subject to certain exceptions, unless certain conditions are met.

AerCap Trust & AerCap Ireland Capital Limited Senior Unsecured Notes

In May 2014, AerCap Trust and AerCap Ireland Capital Limited co-issued $2.6 billion aggregate principal amount of senior unsecured notes, consisting of $400.0 million of 2.75% notes due 2017, $1.1 billion of 3.75% notes due 2019, and $1.1 billion of 4.50% notes due 2021 (collectively, the “Acquisition Notes”). The proceeds from the offering were used to finance in part the consideration payable in connection with the ILFC Transaction.

In September 2014, AerCap Trust and AerCap Ireland Capital Limited co-issued $800.0 million aggregate principal amount of 5.00% senior notes (the “5.00% Notes,” and together with the Acquisition Notes, the “AGAT/AICL Notes”). The proceeds from the offering were used for general corporate purposes. The final maturity date of the 5.00% Notes will be October 1, 2021.

The AGAT/AICL Notes are guaranteed by AerCap and certain of its subsidiaries. The AGAT/AICL Notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements.

The indenture governing the AGAT/AICL Notes contains customary covenants that, among other things, restrict our, and our restricted subsidiaries’, ability to (i) incur liens on assets; (ii) declare or pay dividends or acquire or retire shares of our capital share during certain events of default; (iii) designate restricted subsidiaries as non-restricted subsidiaries or designate non-restricted subsidiaries; (iv) make investments in or transfer assets to non-restricted subsidiaries; and (v) consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets. The indenture also provides for customary events of default, including, but not limited to, the failure to pay scheduled principal and interest

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

payments on the notes, the failure to comply with covenants and agreements specified in the indenture, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness and certain events of insolvency. If any event of default occurs, any amount then outstanding under the indenture may immediately become due and payable.

Redemption of Unsecured Notes: We may redeem each series of our unsecured notes in whole or in part, at any time at a price equal to 100% of the aggregate principal amount plus the applicable “make-whole” premium plus accrued and unpaid interest, if any, to the redemption date. The “make-whole” premium is the excess of:

(1)         the sum of the present value at such redemption date of all remaining scheduled payments of principal and interest on such note through the stated maturity date of the notes (excluding accrued but unpaid interest to the redemption date), discounted to the date of redemption using a discount rate equal to the Treasury Rate plus 50 basis points; over

(2)         the principal amount of the notes to be redeemed.

Unsecured Revolving Credit Facilities

DBS Revolving Credit Facility

In October 2013, AerCap entered into a $180.0 million unsecured revolving credit facility (the “DBS Revolver”), with an accordion feature to permit increases to a maximum size of $250.0 million. In October 2014, we increased the size of the facility to $300.0 million. The DBS Revolver is a five year facility, split between a three year revolving period followed by a two year term loan. The interest rates for borrowings under the DBS Revolver is LIBOR plus a margin of 2.25% during the revolving period, with the margin increasing to 2.50% during the first year of the term loan with a further increase to 2.75% during the second year.

As of December 31, 2014, the facility was undrawn.

The outstanding principal amount of any loans under the DBS Revolver at the end of the three-year revolving period will be amortized over the remaining two-year term out period of the facility. One third of the balance is to be repaid in October 2017 and the remaining two thirds in October 2018.

All borrowings under the facility are subject to the satisfaction of customary conditions precedent. We have the right to terminate or cancel, in whole or in part, the unused portion of the commitment amount.

The DBS Revolver contains covenants customary for unsecured financings, including financial covenants that require us to maintain compliance with a maximum ratio of consolidated indebtedness to shareholder’s equity and a maximum ratio of unencumbered assets to certain financial indebtedness. The facility also contains covenants that, among other things, restrict, subject to certain exceptions, the ability of AerCap and its subsidiaries to sell assets, make certain restricted payments and incur certain liens.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Citi Revolving Credit Facility

In March 2014, AerCap Ireland Capital Limited entered into a $2.75 billion four-year senior unsecured revolving credit facility (the “Citi Revolver”), which became effective upon the ILFC Transaction. The facility has an accordion feature option permitting increases to a maximum size of $4.0 billion. The interest rates for borrowings under the Citi Revolver are based on a base rate or LIBOR plus a margin currently of 2.25%. The facility matures in May 2018. The Citi Revolver replaced the $2.3 billion three-year senior unsecured revolving credit facility entered into by ILFC in October 2012, which was simultaneously terminated. The obligations under the Citi Revolver are guaranteed by AerCap and certain of its subsidiaries.

In September 2014, we increased the size of the facility to $2.925 billion and in October 2014, we further increased the size of the facility to $2.955 billion.

As of December 31, 2014, the facility was undrawn.

All borrowings under the facility are subject to the satisfaction of customary conditions precedent. We have the right to terminate or cancel, in whole or in part, the unused portion of the commitment amount.

The Citi Revolver contains covenants customary for unsecured financings, including financial covenants that require us to maintain compliance with a maximum ratio of consolidated indebtedness to shareholder’s equity, a minimum interest coverage ratio and a maximum ratio of unencumbered assets to certain financial indebtedness. The facility also contains covenants that, among other things, restrict, subject to certain exceptions, the ability of AerCap and its subsidiaries to sell assets, make certain restricted payments and incur certain liens.

AIG Revolving Credit Facility

In December 2013, AerCap Ireland Capital Limited entered into a $1.0 billion five-year senior unsecured revolving credit facility (the “AIG Revolver”), with AIG as lender and administrative agent, which became effective upon the ILFC Transaction. The interest rate for borrowings under the facility is, at our option, either (i) LIBOR plus 3.75% or (ii) 2.75% plus the greatest of (x) the U.S. federal funds rate plus 0.5%, (y) the rate of interest publicly announced from time to time by Citibank, N.A. as its “base rate” and (z) one-month LIBOR plus 1%. The facility matures in May 2019. The obligations under the AIG Revolver are guaranteed by AerCap and certain of its subsidiaries.

As of December 31, 2014, there were no loans outstanding under the facility.

All borrowings under the facility are subject to the satisfaction of customary conditions precedent. We have the right to terminate or cancel, in whole or in part, the unused portion of the commitment amount.

The AIG Revolver contains covenants customary for unsecured financings, including financial covenants that require us to maintain compliance with a maximum ratio of consolidated indebtedness to shareholder’s equity, a minimum interest coverage ratio and a maximum ratio of unencumbered assets to consolidated unsecured financial indebtedness. The facility also contains covenants that,

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

among other things, restrict, subject to certain exceptions, the ability of AerCap and its subsidiaries to sell assets, make certain restricted payments and incur certain liens.

Export Credit Facilities

As of December 31, 2014, 34 Airbus A330 aircraft, 78 Airbus A320 family aircraft, two Boeing 737-800 aircraft, two Boeing 777 aircraft, one Airbus A340 aircraft and four CRJ aircraft have been financed in export credit facilities with Banks and financial institutions (“ECA debt”).

As of December 31, 2014, $2.69 billion of ECA debt was outstanding as set out below. The net book value of aircraft pledged to the ECA lenders was approximately $5.55 billion at December 31, 2014.

The following table summarizes the terms of our outstanding ECA debt.

	Number of aircraft	Amount outstanding December 31, 2014	Tranche	Weighted average interest rate December 31, 2014	Maturity
2003 Airbus ECA Facility	18	$263,294	Floating Rate	Three-month LIBOR + 0.33%	2015 - 2020
2004 Airbus ECA Facility (a)	58	855,048	Floating Rate	Six-month LIBOR + 1.09%	2015 - 2019
	8	183,946	Fixed Rate	4.12%	2018 - 2020
2008 Airbus ECA Facility	1	52,152	Floating Rate	Three-month LIBOR + 1.48%	2022
	16	538,392	Fixed Rate	3.20%	2015 - 2022
2009 Airbus ECA Facility	2	47,976	Floating Rate	Three-month LIBOR + 1.11%	2022
	3	72,807	Fixed Rate	4.22%	2021 - 2022
Airbus ECA Capital Markets Facilities	3	149,092	Fixed Rate	3.60%	2021
2012 Airbus ECA Facilities	3	203,764	Fixed Rate	2.29%	2018 - 2024
2012 Ex-Im Capital Markets Facility (a)	2	244,750	Fixed Rate	1.49%	2025
2010 Ex-Im Facilities	2	38,173	Fixed Rate	2.95%	2022
EDC Facilities	4	41,922	Fixed Rate	4.50%	2020
Total		$2,691,316

(a)         Legacy ILFC export credit facilities detailed further below.

General : The principal amounts under the ECA debt facilities amortize over 10- to 12-year terms. The ECA debt facilities require that special purpose companies controlled by the respective lenders hold legal title to the financed aircraft. The ECA debt obligations are secured by, among other things, a pledge of the shares of the special purpose companies.

The ECA debt facilities contain affirmative covenants customary for secured financings, in addition to customary events of default and restrictive covenants.  The facilities also contain net worth financial covenants. As of December 31, 2014, AerCap was in compliance with its financial covenants under the ECA debt facilities.

The obligations under ECA debt facilities are guaranteed by AerCap and certain of its subsidiaries, as well as various export credit agencies.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

2004 Airbus ECA Facility

In 1999 and 2004, ILFC entered into ECA facility agreements through certain wholly-owned subsidiaries . The 1999 and 2004 ECA facilities were used to fund purchases of certain Airbus family aircraft through 2001 and 2010, respectively. Each aircraft purchased was financed by a ten-year fully amortizing loan. New financings are no longer available under either ECA facility.  The obligations of the subsidiary borrower were originally guaranteed by ILFC, and upon consummation of the ILFC Transaction, AerCap and certain of its subsidiaries were added as additional guarantors.

As of December 31, 2014, approximately $1.04 billion was outstanding under the 2004 ECA facility and no loans were outstanding under the 1999 ECA facility.

In February 2015, we entered into an amendment to the 2004 ECA facility allowing funds that previously were required to be segregated to be replaced by letters of credit, and releasing the security interest in respect of certain aircraft for which the associated loans had been repaid. Prior to entering into this amendment, we were required to segregate security deposits and overhaul rentals received under the leases related to the aircraft funded under the facility to the extent amounts remained outstanding under the relevant aircraft loan. The segregated funds were deposited into separate accounts pledged to and controlled by the security trustee of the 2004 ECA facility.

We must register mortgages on certain aircraft funded under the 2004 ECA facility in the local jurisdictions in which the respective aircraft are registered. The mortgages are required to be filed only with respect to aircraft that have outstanding loan balances.

2012 Ex-Im Capital Markets Facility

On December 19, 2012, ILFC issued through a consolidated entity pre-funded amortizing notes with an aggregate principal amount of $287.0 million. The notes mature in January 2025 and scheduled principal payments commenced in April 2013. The notes bear interest at a rate per annum equal to 1.492%. During the year ended December 31, 2013, ILFC used the proceeds from the notes to finance two Boeing 777-300ER aircraft, which serve as collateral for the notes.  Upon consummation of the ILFC Transaction, AerCap and certain of its other subsidiaries guaranteed the Ex-Im financings. The Ex-Im financings are also guaranteed by the Export-Import Bank of the United States.

Senior Secured Notes

In August 2010, ILFC issued $3.9 billion of senior secured notes (the “Senior Secured Notes”), with $1.35 billion that matured in September 2014 and bore interest of 6.5%, $1.275 billion maturing in September 2016 and bearing interest of 6.75%, and $1.275 billion maturing in September 2018 and bearing interest of 7.125%. Upon consummation of the ILFC Transaction, AerCap Trust became the successor issuer under the indenture governing the Senior Secured Notes. ILFC also agreed to continue to be a co-obligor. In addition, AerCap and certain of its other subsidiaries became guarantors of the Senior Secured Notes. We can redeem the Senior Secured Notes at any time prior to their maturity, subject to a penalty of the greater of 1% of the outstanding principal amount and a “make-whole” premium. There is no sinking fund for the Senior Secured Notes.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

The Senior Secured Notes are secured by a designated pool of aircraft, initially consisting of 174 aircraft, and cash collateral when required. In addition, two of our subsidiaries, which either own or hold leases attached to the aircraft included in the pool securing the Senior Secured Notes, have guaranteed the notes. Following repayment of the $1.35 billion on the 6.5% Senior Secured Notes due 2014, certain collateral was released and as of December 31, 2014, 146 aircraft secured the notes.

The indenture and the aircraft mortgage and security agreement governing the Senior Secured Notes contain customary covenants that, among other things, restrict our and our restricted subsidiaries’ ability to (i) create liens; (ii) sell, transfer or otherwise dispose of the assets serving as collateral for the Senior Secured Notes; (iii) declare or pay dividends or acquire or retire shares of our capital share during certain events of default;  (iv) designate restricted subsidiaries as non-restricted subsidiaries or designate non-restricted subsidiaries; and  (v) make investments in or transfer assets to non-restricted subsidiaries.

The indenture also restricts our and the subsidiary guarantors’ ability to consolidate, merge, sell or otherwise dispose of all, or substantially all, of our assets. The indenture also provides for customary events of default, including but not limited to, the failure to pay scheduled principal and interest payments on the notes, the failure to comply with covenants and agreements specified in the indenture, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness, and certain events of insolvency. If any event of default occurs, any amount then outstanding under the Senior Secured Notes may immediately become due and payable.

Institutional Secured Term Loans

Hyperion facility

In March 2014, one of ILFC’s indirect wholly-owned subsidiaries entered into a secured term loan agreement in the amount of $1.5 billion. The loan bears interest at LIBOR plus a margin of 2.75% with a 0.75% LIBOR floor, or, if applicable, a base rate plus a margin of 1.75%. The loan matures in March 2021. We can voluntarily prepay the loan at any time, subject to certain conditions.

The obligations of the subsidiary borrower were originally guaranteed by ILFC and certain of its subsidiaries, and upon consummation of the ILFC Transaction, AerCap and certain of its subsidiaries were added as additional guarantors.

The loan is secured by the equity interests in the borrower and certain SPE subsidiaries of the borrower. The SPEs hold title to 84 aircraft with an appraised value of approximately $2.28 billion as of December 31, 2014, representing a loan-to-value ratio of approximately 65.7%. The loan requires a loan-to-value ratio of no more than 70%. If the maximum loan-to-value ratio is exceeded, we will be required to prepay portions of the outstanding loans, deposit an amount in the cash collateral account or transfer additional aircraft to SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than 70%.

The loan contains customary covenants and events of default, including covenants that limit the ability of the subsidiary borrower and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of the guarantors, the subsidiary borrower and its subsidiaries to

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

consolidate, merge or dispose of all or substantially all of their assets and enter into transactions with affiliates.

Vancouver facility

In February 2012, one of ILFC’s indirect wholly-owned subsidiaries entered into a secured term loan agreement in the amount of $900.0 million. In April 2013, ILFC amended the agreement and simultaneously prepaid $150.0 million of the outstanding principal amount. The remaining outstanding principal amount of $750.0 million bears interest at an annual rate of LIBOR plus 2.75%, with a LIBOR floor of 0.75%, or, if applicable, a base rate plus a margin of 1.75%. The loan initially bore interest at LIBOR plus a margin of 4.0% with a 1.0% LIBOR floor, or, if applicable, a base rate plus a margin of 3.0%. The loan matures in June 2017. We can voluntarily prepay the loan at any time, subject to certain conditions.

The obligations of the subsidiary borrower were originally guaranteed by ILFC and certain of its subsidiaries, and upon consummation of the ILFC Transaction, AerCap and certain of its subsidiaries were added as additional guarantors.

The loan is secured by the equity interests in certain SPEs of the subsidiary borrower. The SPEs initially held title to 62 aircraft with an appraised value of approximately $1.66 billion as of December 31, 2011, equaling an initial loan- to-value ratio of approximately 54%. After giving effect to the 2013 amendment, certain collateral that had served as security for the secured term loan was released. As of December 31, 2014, the SPEs collectively own a portfolio of 56 aircraft with an appraised value of approximately $1.23 billion, equaling a loan-to-value ratio of approximately 61.2%. The loan requires a loan-to-value ratio of no more than 63%. If the maximum loan-to-value ratio is exceeded, we will be required to prepay a portion of the outstanding loan, deposit an amount in the cash collateral account or transfer additional aircraft to SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than 63%.

The loan contains customary covenants and events of default, including covenants that limit the ability of the subsidiary borrower and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of the guarantors, the subsidiary borrower and its subsidiaries to consolidate, merge or dispose of all or substantially all of their assets and enter into transactions with affiliates.

Temescal Facility

In March 2011, one of ILFC’s indirect wholly-owned subsidiaries entered into a secured term loan agreement with lender commitments in the amount of approximately $1.3 billion, which was subsequently increased to approximately $1.5 billion. As of December 31, 2014, approximately $1.1 billion was outstanding. The loan bears interest at LIBOR plus a margin of 2.75%, or, if applicable, a base rate plus a margin of 1.75%. The loan matures in March 2018. We can voluntarily prepay the loan at any time, subject to certain conditions.

The obligations of the subsidiary borrower were originally guaranteed by ILFC and certain of its subsidiaries, and upon consummation of the ILFC Transaction, AerCap and certain of its subsidiaries were added as additional guarantors.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

The loan is secured by a portfolio of 54 aircraft and the equity interests in certain SPEs that own the pledged aircraft. The 54 aircraft had an initial appraised value of approximately $2.4 billion, representing a loan-to-value ratio of approximately 65%. The subsidiary borrower is required to maintain compliance with a maximum loan-to-value ratio, which declines over time, as set forth in the term loan agreement. If the maximum loan-to-value ratio is exceeded, we will be required to prepay portions of the outstanding loans, deposit an amount in the cash collateral account or transfer additional aircraft to the SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than the maximum loan-to-value ratio.

The loan facility contains customary covenants and events of default, including covenants that limit the ability of the subsidiary borrower and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of the guarantors, the subsidiary borrower and its subsidiaries to consolidate, merge or dispose of all or substantially all of their assets and enter into transactions with affiliates.

ALS II debt

In June 2008, we completed a securitization in which ALS II issued securitized class A-1 notes and class A-2 notes to holders who committed to advance funds in connection with the purchase of certain aircraft. Advances made by the commitment holders were used to purchase 30 Airbus A320 and A330 aircraft. The net book value of 30 aircraft, which are pledged as collateral for the securitization debt, was $934.4 million as of December 31, 2014. ALS II also issued class E-1 notes, which were used, among other things, to cover certain expenses of ASL II. The final maturity date of the notes will be June 15, 2038. ALS II’s financial results are consolidated into our financial statements.

AerFunding revolving credit facility

AerFunding 1 Limited (“AerFunding”) is a special purpose company whose share capital is owned 95% by a charitable trust and 5% by AerCap Ireland Limited. AerFunding is a consolidated subsidiary formed for the purpose of acquiring new and used aircraft assets. In April 2006, AerFunding entered into a non-recourse senior secured revolving credit facility in the aggregate amount of up to $1.0 billion. The facility was subsequently amended in 2010, 2011, 2013 and 2014.

In December 2014, the AerFunding facility was amended to allow for a three-year revolving period to December 2017, and a two year term-out period to December 2019. The maximum facility size was amended from $1.3 billion to $2.16 billion.

As of December 31, 2014, we had approximately $887.4 million of loans outstanding under the AerFunding revolving credit facility, relating to 29 aircraft. The net book value of aircraft pledged to lenders under the credit facility was approximately $1.1 billion as of December 31, 2014.

Borrowings under the AerFunding revolving credit facility can be used to finance between 73.5% and 80.0% of the lower of the purchase price and the appraised value of the eligible aircraft. Eligible aircraft include A320 family aircraft, Boeing 737-700, -800 and 900ER aircraft, Boeing 777, Boeing 787 aircraft and A330 aircraft. In addition, value enhancing expenditures and required liquidity reserves are also funded by the lenders. All borrowings under the AerFunding revolving credit facility are subject to the satisfaction of customary conditions and restrictions on the purchase of aircraft that would result in

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

our portfolio becoming too highly concentrated, with regard to both aircraft type and geographical location. The borrowing period during which new advances may be made under the facility will expire in December 2017.

Borrowings under the AerFunding revolving credit facility bear interest based on the Eurodollar rate plus the applicable margin. The following table sets forth the applicable margin for the borrowings under the AerFunding revolving credit facility during the periods specified:

Applicable
Margin
Borrowing period (a)	2.25%
Period from December 10, 2017 to December 9, 2018	3.25%
Period from December 10, 2018 to December 9, 2019	3.75%

(a)         The borrowing period is until June 9, 2015, after which the loan converts to a term loan.

Additionally, we are subject to (a) a 0.50% fee on any portion of the unused loan commitment if the average facility utilization is greater than 50% during a period or (b) a 0.75% fee on any unused portion of the unused loan commitment if the average facility utilization is less than 50% during a period.

Interest on the loans is due on a monthly basis. Principal on the loans amortizes on a monthly basis to the extent funds are available. All outstanding principal not paid during the term is due on the maturity date.

Advances under the AerFunding revolving credit facility may be prepaid without penalty upon notice, subject to certain conditions. Mandatory partial prepayments of borrowings under the AerFunding revolving credit facility are required:

•                  Upon the sale of certain assets by a borrower, including any aircraft or aircraft engines financed or refinanced with proceeds from the AerFunding revolving credit facility;

•                  Upon the occurrence of an event of loss with respect to an aircraft or aircraft engine financed with proceeds from the AerFunding revolving credit facility from the proceeds of insurance claims; and

•                  Upon the securitization of any interests or leases with respect to aircraft or aircraft engines financed with proceeds from the AerFunding revolving credit facility.

The maturity date of the AerFunding revolving credit facility is December 9, 2019.

AerFunding is required to maintain up to 5.0% of the borrowing value of the aircraft in reserve for the benefit of the lenders. Amounts held in reserve for the benefit of the lenders are available to the extent that there are insufficient funds to pay required expenses, hedge payments or principal of or interest on the loans on any payment date. The amounts on reserve are funded by the lenders. Borrowings under the AerFunding revolving credit facility are secured by, among other things, security interests in and pledges or assignments of equity ownership and beneficial interests in all of the subsidiaries of AerFunding, as well as by AerFunding’s interests in the leases of its assets.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

AeroTurbine revolving credit agreement

In November 2014, AeroTurbine entered into an amended and restated credit facility providing for a maximum aggregate available amount of $550.0 million, subject to availability determined by a calculation utilizing AeroTurbine’s aircraft assets and accounts receivable. As of December 31, 2014, AeroTurbine had approximately $302.1 million outstanding under the facility. Borrowings under the facility bear interest determined, with certain exceptions, based on LIBOR plus a margin of 2.5%. The facility will expire in November 2019.

AeroTurbine’s obligations under the facility are guaranteed by AerCap and certain of its subsidiaries, including AeroTurbine’s subsidiaries (subject to certain exclusions). AeroTurbine’s obligations are secured by substantially all of the assets of AeroTurbine and its subsidiary guarantors.

The credit agreement contains customary events of default and covenants, including certain financial covenants. Additionally, the credit agreement imposes limitations on AeroTurbine’s ability to pay dividends to us (other than dividends payable solely in common share).

Other Secured Debt

AerCap has entered into various other commercial bank financings to fund the purchase of aircraft and for general corporate purposes in respect of which the aggregate principal outstanding as of

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

December 31, 2014 was approximately $2.78 billion. These financings are summarized in the following table:

	Number of aircraft	Tranche	Amount outstanding December 31, 2014	Weighted average interest rate December 31, 2014	Maturity
SkyFunding I facility	6	Floating rate	$160,106	Three-month LIBOR plus 2.85%	2021 - 2022
	6	Fixed rate	158,954	4.43%	2017 - 2019
SkyFunding II facility	6	Floating rate	170,704	Three-month LIBOR plus 3.15%	2022 - 2023
	3	Fixed rate	81,952	4.43%	2020
Camden facility	7	Fixed rate	155,168	4.73%	2018
TUI portfolio acquisition facility	11	Floating rate	138,771	One-month LIBOR plus 1.75%	2015
StratusFunding facility	2	Floating rate	177,368	Three-month LIBOR plus 1.95%	2026
	2	Fixed rate	177,332	3.93%	2021
CieloFunding facility	3	Fixed rate	141,722	3.48%	2016
CieloFunding II facility	2	Fixed rate	80,990	2.80%	2016
Genesis Portfolio Funding facility	11	Floating rate	124,202	One-month LIBOR plus 1.75%	2015
CloudFunding facilities	5	Fixed rate	165,427	4.23%	2026
LimelightFunding facility	2	Fixed rate	179,813	4.70%	2020
Secured commercial bank financings	9	Fixed rate	213,771	4.23%	2015 - 2020
	32 (a)	Floating rate	655,521	LIBOR plus 2.70%	2015 - 2024
Total			$2,781,801

(a)         Additional 7 engines pledged as collateral in addition to the aircraft

The majority of the financings are secured by, among other things, a pledge of the shares of the subsidiaries owning the related aircraft, a guarantee from us and, in certain cases, a mortgage on the applicable aircraft. All of our financings contain affirmative covenants customary for secured financings.

Boeing 737-800 pre-delivery payment facility

In December 2010, AerCap signed a purchase agreement to purchase up to fifteen (15) Boeing 737-800 aircraft, consisting of ten firm aircraft to be delivered in 2015 and five purchase rights.

Under the purchase agreement, AerCap agreed to make scheduled pre-delivery payments to Boeing prior to the physical delivery of each aircraft. In connection with the scheduled delivery of the

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

ten firm aircraft, AerCap entered into a facility in December 2012 with DBS Bank Ltd., as lender, to finance up to $200.3 million of the pre-delivery payments to Boeing.

As of December 31, 2014, we had approximately $174.3 million loans outstanding under the facility and the undrawn commitment available for drawdown under the facility was approximately $26.0 million.

Subordinated Debt

ECAPS subordinated notes

In December 2005, ILFC issued two tranches of subordinated notes in an aggregate principal amount of $1.0 billion. The $400.0 million tranche has a call option date of December 21, 2015 and has a fixed interest rate of 6.25% until the 2015 call option date. If we do not exercise the call option, the interest rate will change to a floating rate, reset quarterly, based on a margin of 1.80% plus the highest of three-month LIBOR, 10-year constant maturity treasury, and 30-year constant maturity treasury. We can call the $600.0 million tranche at any time. The interest rate on the $600.0 million tranche is a floating rate with a margin of 1.55% plus the highest of three-month LIBOR, 10-year constant maturity treasury, and 30-year constant maturity treasury. The interest rate resets quarterly. As of December 31, 2014, the interest rate was 4.37%.

In July 2013, ILFC amended the financial tests in both tranches of notes by changing the method of calculating the ratio of equity to total managed assets and the minimum fixed charge coverage ratio, making it less likely that we will fail to comply with such financial tests. Failure to comply with these financial tests will result in a “mandatory trigger event.” If a mandatory trigger event occurs and we are unable to raise sufficient capital in a manner permitted by the terms of the subordinated debt to cover the next interest payment on the subordinated debt, a “mandatory deferral event” will occur, requiring us to defer all interest payments and prohibiting the payment of cash dividends on AerCap Trust or ILFC’s capital share or its equivalent until both financial tests are met or we have raised sufficient capital to pay all accumulated and unpaid interest on the subordinated debt. Mandatory trigger events and mandatory deferral events are not events of default under the indenture governing the subordinated debt.

Upon consummation of the ILFC Transaction, the notes were assumed by AerCap Trust, and AerCap and certain of its subsidiaries became guarantors. ILFC remains a co-obligor under the indentures governing the notes.

Subordinated debt in joint venture partners

In 2008 and 2010, AerCap and our joint venture partners each subscribed a total of approximately $64.3 million of subordinated loan notes. The subordinated debt held by AerCap is eliminated in consolidation of the joint ventures. Interest on the subordinated loan notes accrues at a rate of 15% per annum in the case of the 2010 joint venture. In the case of the 2008 joint venture, interest originally accrued on the subordinated loan notes at a rate of 20%, and following an amendment entered into in June 2013, the interest rate was reduced to 0% effective from January 1, 2013. Where (i) the amount which, pursuant to the terms of the senior facility, is available to the joint ventures to make payments in respect of, amongst other things, the subordinated loan notes is insufficient to meet

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

the interest payments or (ii) the terms of the senior facility prohibit the payment in full of interest on the relevant payment date, then the joint venture partners must pay the maximum amount of interest that can properly be paid to the note holders on the relevant interest payment date and the unpaid interest carries interest at a rate of 19.5% per annum until paid.

The collateral granted in respect of the subordinated loan notes also secures the senior facility. The rights of the holders of subordinated loan notes in respect of this security are subordinated to the rights of the senior facility lenders, amongst others. The subordinated loan notes are fully subordinated in all respects including in priority of payment to, amongst other debts of the joint ventures, a senior debt facility. As is the case in respect of the senior facility, the obligation of the joint ventures to make payments in respect of the subordinated loan notes is limited in recourse to certain amounts actually received by the joint ventures.

Subject to certain conditions, including (while the senior facility security remains outstanding) the consent of the collateral trustee, the joint venture partners may at any time redeem all or any of the outstanding subordinated loan notes.

16. Income taxes

Our subsidiaries are subject to taxation in a number of tax jurisdictions, principally, The Netherlands, Ireland and the United States of America. Provision for income taxes by tax jurisdiction is summarized below for the periods indicated.

	Year ended December 31,
	2014	2013	2012
Deferred tax expense (benefit)
The Netherlands	$1,339	$686	$1,952
Ireland	87,147	17,158	3,685
United States of America	26,267	3,686	2,022
Other	1,106	(344)	(789)
	115,859	21,186	6,870
Current tax expense (benefit)
The Netherlands	5,290	4,840	1,197
Ireland	229	—	—
United States of America	15,553	—	—
Other	442	—	—
	21,514	4,840	1,197
Provision for income taxes	$137,373	$26,026	$8,067

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Reconciliation of statutory income tax expense to actual income tax expense is as follows:

	Year ended December 31,
	2014	2013	2012
Income tax expense at statutory income tax rate of 25%	$229,224	$77,698	$38,719

Income arising from non-taxable items (permanent differences) (a)	24,426	(128)	(58,604)
Tax on global activities	(116,277)	(51,544)	27,952
	(91,851)	(51,672)	(30,652)
Provision for income taxes	$137,373	$26,026	$8,067

(a)         Relates to non-taxable income arising from aircraft with a higher tax basis in general. The 2014 non-taxable income also included the non-deductible intercompany interest allocated to the US, non-deductible share based compensation in the Netherlands and the non-deductible transaction cost from the ILFC Transaction. The 2012 non- taxable income also included an imputed gain for tax purposes that offsets all remaining taxable losses for the period 2006 through 2012 in The Netherlands. This offset of the taxable losses was already foreseen in the Dutch tax filing position and included in the valuation allowance of previous years. The imputed gain results from a revaluation of the tax asset base as well as the retrospective revisions of certain intercompany obligations between the Netherlands and Isle of Man jurisdictions.

The following tables summarize our global tax activities into each specific tax jurisdiction for each of the years presented:

	Year ended December 31, 2014
	Pre-tax income (loss)	Local statutory tax rate (a)	Variance to Dutch statutory tax rate of 25.0%	Tax variance as a result of global activities (b)
Tax jurisdiction
The Netherlands	$26,081	25.0%	0.0%	$—
Ireland	694,605	12.5%	(12.5)%	(86,826)
United States of America	95,585	38.3%	13.3%	12,713
Isle of Man	167,689	0.0%	(25.0)%	(41,922)
Other	7,528	23.0%	(2.0)%	(242)
	$991,488			$(116,277)

Loss arising from non-taxable items (c)	(74,590)
Income from continuing operations before income tax	$916,898

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

	Year ended December 31, 2013
	Pre-tax income (loss)	Local statutory tax rate (a)	Variance to Dutch statutory tax rate of 25.0%	Tax variance as a result of global activities (b)
Tax jurisdiction
The Netherlands	$22,106	25.0%	0.0%	$—
Ireland	135,424	12.5%	(12.5)%	(16,928)
United States of America	10,354	35.6%	10.6%	1,098
Sweden	(1,848)	18.6%	(6.4)%	118
Isle of Man	143,327	0.0%	(25.0)%	(35,832)
	$309,363			$(51,544)

Income arising from non-taxable items	1,428
Income from continuing operations before income tax	$310,791

	Year ended December 31, 2012
	Pre-tax income (loss)	Local statutory tax rate (a)	Variance to Dutch statutory tax rate of 25.0%	Tax variance as a result of global activities (b)
Tax jurisdiction
The Netherlands	$12,596	25.0%	0.0%	$—
Ireland	29,486	12.5%	(12.5)%	(3,686)
United States of America	5,586	36.2%	11.2%	626
Sweden	(4,220)	18.6%	(6.4)%	266
Isle of Man	(122,983)	0.0%	(25.0)%	30,746
	$(79,535)			$27,952

Income arising from non-taxable items (c)	234,414
Income from continuing operations before income tax	$154,879

(a)                                The local statutory income tax expense for our significant tax jurisdictions (The Netherlands, Ireland, the United States of America and Isle of Man) does not differ from the actual income tax expense.

(b)                                The tax variance as a result of global activities is mainly caused by our operations in countries with a lower statutory tax rate than the statutory tax rate in The Netherlands

(c)                                 The 2014 non-taxable income primarily relates to the non-deductible intercompany interest allocated to the US, non-deductible share based compensation in the Netherlands and the non-deductible transaction cost from the ILFC Transaction. The 2012 non- taxable income included an imputed gain for tax purposes that offsets all remaining taxable losses for the period 2006 through 2012 in The Netherlands. This offset of the taxable losses was already foreseen in the

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Dutch filing position and included in the valuation allowance of previous years. The imputed gain results from a revaluation of the tax asset base as well as the retrospective revisions of certain intercompany obligations between The Netherlands and Isle of Man jurisdictions.

The calculation of income for tax purposes differs significantly from book income. Deferred income tax is provided to reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured under tax law in the various jurisdictions. Tax loss carry forwards and accelerated tax depreciation on flight equipment held for operating leases give rise to the most significant timing differences.

The following tables describe the principal components of our deferred tax assets and (liabilities) by jurisdiction at December 31, 2014 and 2013.

	December 31, 2014
	The Netherlands	Ireland	U.S.	Other	Total
Depreciation/Impairment	$12,479	$(618,323)	$(28,964)	$(3,189)	$(637,997)
Debt	—	(355)	1,681	—	1,326
Intangibles	—	(73)	(36,960)	—	(37,033)
Interest expense	—	—	6,008	—	6,008
Accrued maintenance liability	—	(7,673)	19,816	—	12,143
Obligations under capital leases and debt obligations	—	(3,725)	—	—	(3,725)
Investments	—	2,500	(5,446)	—	(2,946)
Deferred losses	—	—	49,787	—	49,787
Accrued expenses	—	—	26,532	—	26,532
Valuation allowance	—	—	(25,000)	(36,933)	(61,933)
Losses and credits forward	—	514,757	3,586	43,949	562,292
Other	3,210	(1,127)	2,870	(13,241)	(8,288)
Net deferred tax asset (liability)	$15,689	$(114,019)	$13,910	$(9,414)	$(93,834)

	December 31, 2013
	The Netherlands	Ireland	U.S.	Other	Total
Depreciation/Impairment	$13,994	$(286,027)	$(36)	$—	$(272,069)
Debt	—	(11,580)	—	—	(11,580)
Intangibles	—	(838)	—	—	(838)
Interest expense	—	—	7,147	—	7,147
Accrued maintenance liability	—	3,729	—	—	3,729
Obligations under capital leases and debt obligations	—	1,170	—	—	1,170
Investments	—	2,500	(2,128)	—	372
Losses and credits forward	—	308,696	6,941	8,394	324,031
Other	3,705	4,110	44	—	7,859
Net deferred tax asset	$17,699	$21,760	$11,968	$8,394	$59,821

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

The net deferred tax liability as of December 31, 2014, of $93.8 million is recognized in the Consolidated Balance Sheet as a deferred income tax asset of $190.0 million and as a deferred income tax liability of $283.8 million. The net deferred tax asset as of December 31, 2013, of $59.8 million is recognized in the Consolidated Balance Sheet as a deferred income tax asset of $121.7 million and as a deferred income tax liability of $61.8 million.

The change in the valuation allowance for the deferred tax asset has been as follows:

	Year ended December 31,
	2014	2013	2012
Valuation allowance at beginning of period	$—	$—	$54,357
ILFC Transaction	55,083	—	—
Increase (decrease) of allowance to income tax provision	6,850	—	(54,357)
Valuation allowance at end of period	$61,933	$—	$—

The valuation allowance as of December 31, 2014 of $61.9 million included $36.9 million related to losses and credit forwards in Australia and $25.0 million related to deferred losses in the United States. Valuation allowance in 2012 related to losses and credit forwards in our Dutch tax jurisdiction, the cumulative amount of which was cancelled at the end of 2012.

We did not have any unrecognized tax benefits as of December 31, 2013 or 2012. As of December 31, 2014, we had $12.4 million of unrecognized tax benefits. As of the Closing Date we had $5.4 million of unrecognized tax benefits and in the current period $7.0 million was added. Substantially all of the unrecognized tax benefits as of December 31, 2014, if recognized, would affect our effective tax rate. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next 12 months, based on the information currently available, we do not expect any change to be material to our consolidated financial condition.

Our primary tax jurisdictions are the Netherlands, United States, and Ireland. Our tax returns in The Netherlands are open for examination from 2009 forward, in Ireland from 2010 forward, and in the United States from 2011 forward. In the United States, the 2013 federal income tax return for AerCap, Inc. and its subsidiaries is currently subject to examination. None of our other tax returns are currently subject to examination.

Our policy is that we recognize accrued interest on the underpayment of income taxes as a component of interest expense and penalties associated with tax liabilities as a component of income tax expense.

The Netherlands

The majority of our Netherlands subsidiaries are part of a single Netherlands fiscal unity and are included in a consolidated tax filing. Due to the existence of interest bearing intercompany liabilities with different jurisdictions, current tax expenses are limited with respect to the Netherlands subsidiaries. Deferred income tax is calculated using the Netherlands corporate income tax rate (25.0%).

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Ireland

Since 2006, the enacted Irish tax rate is 12.5%. Some of our Irish tax-resident operating subsidiaries have significant losses carry forward at December 31, 2014 which give rise to deferred tax assets. The availability of these losses does not expire with time. In addition, the vast majority of all of our Irish tax-resident subsidiaries are entitled to accelerated aircraft depreciation for tax purposes and shelter net taxable income with the surrender of losses on a current year basis within the Irish tax group. Accordingly, no Irish tax charge arose during the year. Based on projected taxable profits in our Irish subsidiaries, we expect to recover the full value of our Irish tax assets and have not recognized a valuation allowance against such assets as of December 31, 2014.

United States of America

Our U.S. subsidiaries are assessable to federal and state U.S. taxes. Since the ILFC Transaction, we no longer file one consolidated federal income tax return. We have two distinct groups of U.S. companies that each file a consolidated return and various individual subsidiaries that file single company returns. The blended federal and state tax rate applicable to our combined U.S. group is 38.3% for the year ended December 31, 2014. Due to a change in control event as determined under Section 382 of the Tax Code, we have partially written off our deferred tax asset that existed in AerCap prior to the ILFC Transaction. Due to the Reorganization, we don’t expect to generate sufficient sources of taxable income to fully realize our deferred tax asset in the U.S. which we recognized as part of the opening balance. Thus, we have recorded a partial valuation allowance against our U.S. tax asset of $25.0 million as of December 31, 2014. Based on projected taxable profits in our U.S. subsidiaries, we expect to recover the full value of our remaining U.S. tax assets and have not recognized a valuation allowance against such assets as of December 31, 2014. We had $10.1 million U.S. federal net operating losses as of December 31, 2014, which expires between 2025 and 2034.

17. Equity

As of December 31, 2014, our authorized share capital consists of 350,000,000 ordinary shares with a par value of €0.01. Our outstanding ordinary share capital as per December 31, 2014, included 212,318,291 ordinary shares.

On May 14, 2014, AerCap consummated the ILFC Transaction, pursuant to which AerCap acquired, through a wholly-owned subsidiary, 100% of the common shares of ILFC, a wholly-owned subsidiary of AIG, for consideration consisting of $2.4 billion in cash and 97,560,976 newly issued AerCap common shares. As a result, AIG owns approximately 46% of the combined company.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

During 2012 the Company executed a share repurchase program under which we acquired a total number of 26,535,939 ordinary shares for a consideration of $320 million with an average share price of $12.06. All repurchased shares have been cancelled by the Board of Directors in accordance with the authorizations obtained from the Company’s shareholders.

The changes in accumulated other comprehensive loss by component for the year ended December 31, 2014 are:

	Year ended December 31, 2014
	Net change in fair value of derivatives	Net change in fair value of pension obligations	Total
	(U.S. dollars in thousands)
Beginning balance	$(4,898)	$(4,992)	$(9,890)
Current-period other comprehensive income (loss)	4,542	(1,547)	2,995
Ending balance	$(356)	$(6,539)	$(6,895)

The changes in accumulated other comprehensive loss by component for the year ended December 31, 2013 are:

	Year ended December 31, 2013
	Net change in fair value of derivatives	Net change in fair value of pension obligations	Total
	(U.S. dollars in thousands)
Beginning balance	$(9,873)	$(4,528)	$(14,401)
Current-period other comprehensive income (loss)	4,975	(464)	4,511
Ending balance	$(4,898)	$(4,992)	$(9,890)

18. Share-based compensation

Under our equity incentive plans we have granted restricted stock units, restricted stocks and stock options, to members of our senior management and Board of Directors and to employees in order to enable us to attract, retain and motivate such people and to align their interests with ours, including but not limited to retention and motivation in relation to the implementation of the ILFC Transaction.

Cerberus Funds Equity Grants

Effective June 30, 2005, companies controlled by Cerberus (“Cerberus Funds”) which, at the time, indirectly owned 100% of our equity interests, put into place an Equity Incentive Plan (“Cerberus Funds Equity Plan”) under which members of our senior management, Board of Directors and an employee of Cerberus (the “participants”) were granted certain direct or indirect rights (stock options) to the Company’s shares held by the Cerberus Funds. There were 27,734 options outstanding under the Cerberus Funds Equity Plan as of December 31, 2013 and 2014, none of which are subject to future vesting criteria.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

AerCap Holdings NV Equity Grants

In March 2012, we implemented an equity incentive plan (“Equity Incentive Plan 2012”) which provides for the grant of stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights and other stock awards (“NV Equity Grants”) to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Effective May 14, 2014, the Equity Incentive Plan 2012 was expanded and the maximum number of equity awards available to be granted under the plan is equivalent to 8,064,081 Company shares. The Equity Incentive Plan 2012 is not open for equity awards to our Directors.

On May 14, 2014 we implemented an equity incentive plan (“Equity Incentive Plan 2014”) which provides for the grant of NV Equity Grants to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. The maximum number of equity awards available to be granted under the plan is equivalent to 4,500,000 Company shares. The Equity Incentive Plan 2014 is open for equity awards to our Directors.

The Equity Incentive Plan 2014 replaced an equity incentive plan that was implemented in October 2006 (“Equity Incentive Plan 2006”). Prior awards remain in effect pursuant to their terms and conditions. The terms and conditions of both plans are substantially the same.

The terms and conditions, including the vesting conditions, of the equity awards granted under AerCap’s equity incentive plans, are determined by the Nomination and Compensation Committee and, for our Directors, by the Board of Directors in line with the remuneration policy approved by the General Meeting of Shareholders. The vesting periods of the equity awards range between three years and five years, subject to limited exceptions. Certain awards are subject to long term performance vesting criteria, based on the average earnings per share over the specified periods, in order to promote and encourage superior performance over a prolonged period of time. Some of our officers receive annual equity awards as part of their compensation package. Annual equity awards are granted after the year end and the number of granted awards is dependent on the performance of AerCap and the relevant individual officer during the previous financial year.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

The following table summarizes outstanding restricted stock units and restricted stocks under the AerCap Holdings N.V. Equity Plans:

	December 31, 2014
	Number of time based restricted stock units and restricted stocks	Number of performance based restricted stock units and restricted stocks	Weighted average grant date fair value of time based grants ($)	Weighted average grant date fair value of performance based grants ($)
Number at beginning of period	1,922,581	720,000	$13.52	$13.06
Granted (a)	2,700,424	5,246,990	46.40	46.55
Vested (b)	(225,663)	—	13.49	NA
Cancelled	(21,581)	(43,169)	46.59	46.59
Number at end of period	4,375,761	5,923,821	$33.65	$42.48

(a)         145,000 restricted stocks were granted under the Equity Incentive Plans, of which 92,220 restricted stocks were issued with the remaining restricted stocks being withheld and applied to pay the wage taxes involved.

(b)         225,663 restricted stock units, which were previously granted under the Equity Incentive Plans, vested. In connection with the vesting of the restricted stock units, the Company issued, in full satisfaction of its obligations, 210,403 ordinary shares to the holder of these restricted stock units.

The following table summarizes outstanding stock options under the Equity Incentive Plan 2006 (no options were granted under the Equity Incentive Plan 2012 or Equity Incentive Plan 2014), and vested stock options that rolled over from the amalgamation of Genesis in 2010:

	Number of options	Weighted Average Exercise Price ($)
Options outstanding at January 1, 2014 (a)	1,708,757	$19.61
Forfeited	—	NA
Exercised (b)	(1,176,534)	$19.93
Issued	—	NA
Options outstanding at December 31, 2014	532,223	$18.91

(a)         Including 131,475 AER options granted to former Genesis directors and employees at the closing of the amalgamation with Genesis on March 25, 2010; these options were issued pursuant to a separate board resolution, so not under any of AerCap Equity Incentive Plans.

(b)         Including 6,939 AER options granted to former Genesis directors and employees; refer to footnote (a).

The amount of the share based compensation expenses is determined by reference to the fair value of the restricted stock units or restricted stocks on the grant date, based on the then trading price of

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

the Company’s stock and reflective of the probability of vesting. All outstanding options have been fully expensed.

We have incurred share based compensation expenses of $68.2 million, $9.3 million, and $7.1 million during each of 2014, 2013 and 2012. The following table summarizes the expected share based compensation expenses assuming that the established performance criteria are met and that no forfeitures occur:

Share based compensation expenses
(U.S. dollars in millions)
2015	$97.5
2016	93.8
2017	86.3
2018	38.4
2019	3.0

19. Pension plans

We operate defined benefit plans and a defined contribution pension plan for our employees. These plans do not have a material impact on our Consolidated Balance Sheets and Consolidated Income Statements.

Defined benefit plans:

We provide an insured defined benefit pension plan covering our Dutch employees (“Dutch Plan”) based on years of service and career average pay. The Dutch plan is funded through a guaranteed insurance contract, and we determine the funded status of this plan with the assistance of an actuary. In the year ended December 31, 2014, we recognized a $1.6 million, net of tax, actuarial gain in Accumulated Other Comprehensive Income. Based on ASC 715, this was calculated assuming a discount rate of 2.4% (2013: 4.0%), and various assumptions regarding the future funding and pay out. At December 31, 2014, we recorded a liability in Accrued expenses and other liabilities of $2.9 million which covers our projected benefit obligation exceeding the plan assets.

We provide a defined benefit pension plan covering some of our Irish employees (“Irish Plan”) based on years of service and final pensionable pay. The Irish plan is funded through contributions by the Company and invested in trustee administered funds, which was closed to new participants, as of June 30, 2009, but will continue to accrue benefits for existing participants. We determine the funded status of this plan with the assistance of an actuary. In the year ended December 31, 2014 we recognized a $3.1 million, net of tax, actuarial loss in Accumulated Other Comprehensive Income. Based on ASC 715, this was calculated assuming a discount rate of 2.4% (2013: 3.9%), and various assumptions regarding the future funding and pay out. At December 31, 2014, we recorded a liability in Accrued expenses and other liabilities of $7.0 million which covers our projected benefit obligation exceeding the plan assets.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Defined contribution plan:

We provide a defined contribution pension plan for the Irish employees that are not covered by the defined benefit plan. In the year ended December 31, 2014 we contributed $0.3 million (2013: $0.2 million). No amounts were outstanding in respect of pension contributions at December 31, 2014.

ILFC Transaction:

Prior to the ILFC Transaction, ILFC set up its own voluntary savings plan (“ILFC 401(k) plan”). As part of the ILFC Transaction, ILFC employees who complete one year of service subsequent to the Closing Date will receive an additional contribution to their ILFC 401(k) plan. In addition, prior to the ILFC Transaction, AIG sponsored a non-qualified unfunded defined benefit plan (“AIG Non-qualified Retirement Plan”) for certain employees, including key executives, designed to supplement pension benefits provided by the ILFC 401(k) plan. In June 2014, we paid AIG $19.8 million for the liability associated with plan participants who were fully vested in the AIG Non-qualified Retirement Plan as of May 13, 2014. As a result of this payment, these plan participants’ benefit obligation will be managed directly by AIG. The obligation for the participants with unvested balances in the AIG Non-qualified Retirement Plan was transferred to an AerCap non-qualified savings scheme.

20. Geographic information

The following table sets forth the percentage of lease revenue attributable to individual countries representing at least 10% of total lease revenue in any year based on each airline’s principal place of business for the years indicated:

	2014	2013	2012
China	12.3%	8.0%	7.2%
United States of America	10.8%	17.3%	12.1%

The following table sets forth the percentage of long-lived assets attributable to individual countries representing at least 10% of total long-lived assets in 2014 based on each airline’s principal place of business for the years indicated:

	2014	2013
United States of America	13.5%	22.2%
China	12.7%	2.5%

We lease and sell aircraft to airlines and others throughout the world and our trade and notes receivable are from entities located throughout the world. We generally obtain deposits on leases and obtain collateral in flight equipment on notes receivable. During the year ended December 31, 2014 we had no lessees that represented more than 10% of total revenue. During the year ended December 31, 2013 we had one lessee, American Airlines, that represented 10.9% of total lease revenue. During the year ended December 31, 2012 we had no lessees that represented more than 10 % of total lease revenue.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

During the year ended December 31, 2014, $60.8 million of lease revenue and $616.7 million of long-lived assets were attributable to The Netherlands, our country of domicile. In the years ended December 31, 2013 and 2012, no lease revenue and no long-lived assets were attributable to The Netherlands.

21. Selling, general and administrative expenses

As of December 31, 2014, we had 332 permanent employees relating to our aircraft leasing business, and 104 employees with short-term contracts who are assisting with the integration of ILFC. In addition, AeroTurbine had 390 employees. We had 163 and 159 persons in employment as of December 31, 2013 and 2012, respectively. Selling, general and administrative expenses include the following expenses:

	Year ended December 31,
	2014	2013	2012
Personnel expenses	$130,254	$46,362	$37,517
Share-based compensation	68,152	9,292	7,128
Travel expenses	17,501	6,728	7,098
Professional services	32,359	13,253	17,906
Office expenses	21,678	3,443	3,506
Directors expenses	3,441	3,393	4,786
Mark-to-market on derivative instruments and foreign currency results	3,735	115	(2,914)
Other expenses	22,772	6,493	8,382
	$299,892	$89,079	$83,409

22. Other income

Other income includes the following:

	Year ended December 31,
	2014	2013	2012
AeroTurbine
Engines, airframes, parts and supplies revenue	$275,315	$—	$—
Cost of goods sold	(234,478)	—	—
Gross profit	40,837	—	—
Management fees, interest and other (a)	63,654	32,046	21,794
	$104,491	$32,046	$21,794

(a)         Includes a $19.9 million gain from the sale of an investment accounted for under the equity method in the year ended December 31, 2014.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

23. Lease revenue

Our current operating lease agreements expire up to and over the next 14 years. The contracted minimum future lease payments receivable from lessees for equipment on non-cancelable operating leases at December 31, 2014 are as follows:

Contracted minimum future lease receivables
2015	$4,459,834
2016	3,857,719
2017	3,157,366
2018	2,390,909
2019	1,771,627
Thereafter	5,034,180
$20,671,635

The titles to certain aircraft leased in the United States are held by a U.S. trust company as required by U.S. law. We are the beneficial owner of these aircraft and the aircraft are recorded under flight equipment held for operating lease on the consolidated balance sheets. The trust company is administered by a bank. The aircraft are segregated from the bank’s assets and will not be considered part of the bank’s bankruptcy estate in the event of a trustee bankruptcy.

24. Asset impairment

Asset impairment includes the following expenses:

	2014	2013	2012
Flight equipment (Note 6)	$21,828	$25,616	$12,625
Notes receivable (Note 10)	—	539	—
	$21,828	$26,155	$12,625

Our long-lived assets, include: flight equipment and finite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets’ carrying amount is not recoverable from its undiscounted cash flows.

We periodically performed impairment analyses of our long-lived assets during the year and as of December 31, 2014. In this impairment analysis, we focused on aircraft 15 years or older, since the cash flows supporting our carrying values of those aircraft are more dependent upon current lease contracts, which leases are more sensitive to impairments. In addition, we believe that residual values of older aircraft are more exposed to non-recoverable declines in value in the current economic environment. If conditions again worsen significant uncertainties may cause a potential adverse impact on our business. In particular, our estimates and assumptions regarding forecasted cash flows from our long-lived assets would need to be reassessed. This includes the duration of the economic downturn along with the timing and strength of the pending recovery, both of which are important variables for purposes of our long-lived asset impairment tests. Any of our assumptions may prove to be inaccurate which could

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

adversely impact forecasted cash flows of certain long-lived assets, especially for aircraft 15 years or older.

In the year ended December 31, 2014, we recognized impairment charges of $21.8 million. The impairment recognized primarily related to two A320-200 and six B757-200 aircraft that were returned early from our lessees and three previously leased engines that we will sell for parts. The impairment was recognized as the net book values were no longer supported based on the latest cash flow estimates.

25. Earnings per ordinary share

Basic earnings per share (EPS) is calculated by dividing net income by the weighted average of our ordinary shares outstanding. For the calculation of diluted EPS, net income attributable to common shareholders for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. The number of shares excluded from diluted shares outstanding were zero, 1.3 million and 1.5 million for the years ended December 31, 2014, 2013 and 2012, respectively, because the effect of including those shares in the calculation would have been anti-dilutive. The computations of basic and diluted earnings per ordinary share for the periods indicated below are shown in the following table:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Net income for the computation of basic earnings per share	$810,447	$292,410	$163,655
Weighted average ordinary shares outstanding - basic	175,912,662	113,463,813	131,492,057
Basic earnings per ordinary share	$4.61	$2.58	$1.24

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Net income for the computation of diluted earnings per share	$810,447	$292,410	$163,655
Weighted average ordinary shares outstanding - diluted	178,684,989	115,002,458	132,497,913
Diluted earnings per ordinary share	$4.54	$2.54	$1.24

26. Variable interest entities

Our leasing and financing activities require us to use many forms of entities to achieve our business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all the activities, and being the sole shareholder of the VIE.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

AerDragon. In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company (“CAS”) and affiliates of Crédit Agricole Corporate and Investment Bank (“CA-CIB”) establishing AerDragon (“AerDragon”) with initial registered capital of $50.0 million. The registered capital of AerDragon was increased to $120.0 million in 2010, to $130.0 million in 2011, to $183.5 million in 2013 and to $223.5 million in early 2014. During 2013 the joint venture agreement was amended to include East Epoch Limited which agreed to become a shareholder in AerDragon. As of December 31, 2014, CAS owned 50% of AerDragon, with the other 50% owned equally by us, CA-CIB, and East Epoch Limited. We provide certain aircraft- and accounting-related services to the joint venture, and act as guarantor to the lenders of AerDragon, related to debt secured by the aircraft which AerDragon purchased directly from us. This joint venture enhances our presence in the increasingly important Chinese market and will enhance our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. In December 2013, AerDragon signed a purchase agreement with Boeing for ten new B737-800 aircraft, four of which were delivered in December 2014, with the remaining six aircraft to be delivered in the years 2015 to 2016. AerDragon had 25 narrowbody aircraft and one widebody aircraft on lease to 11 airlines as of December 31, 2014. In addition to the aircraft on lease as of December 31, 2014, AerDragon had six new B737-800 aircraft yet to be delivered and two narrowbody aircraft contracted for sale in the first quarter of 2015.

We have reassessed our ownership and determined that AerDragon remains a VIE, in which we continue to not have control and are not the PB. Accordingly, we account for our investment in AerDragon under the equity method of accounting. With the exception of certain debt for which we act as guarantor, the obligations of AerDragon are non-recourse to us.

AerCap Partners I. In June 2008, AerCap Partners I Holding Limited (“AerCap Partners I”), a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired were leased back to TUI Travel for varying terms. As of December 31, 2014, six Boeing 757-200 aircraft have been sold, and 11 Boeing 737-800 and two Boeing 767-300ER remain in the portfolio. The initial aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. AerCap can be required to purchase the aircraft from the joint venture for a price equal to the outstanding senior debt facility balance plus certain expenses and taxes related to the purchase on the applicable maturity date under the senior debt facility, or earlier, in case of an AerCap insolvency and if the joint venture partners do not make additional subordinated capital available to the joint venture. The current maturity date under the senior debt facility for the first tranche is in April 2015, and between October 2018 and November 2019 for the second tranche. We expect to refinance the first tranche prior to maturity in April 2015. We have also entered into agreements to provide management and marketing services to AerCap Partners I. At December 31, 2014, AerCap Partners I had $138.8 million outstanding under its senior debt facility.

The second tranche of senior debt was refinanced in April 2012, and as part of the refinancing, AerCap Partners 767 Limited, (“AerCap Partners 767”), was incorporated. AerCap Partners 767 acquired two Boeing 767 aircraft with leases attached (from AerCap Partners I) which were financed through a $36.0 million senior debt facility and $30.9 million of subordinated debt consisting of $15.45 million from us and $15.45 million from our joint venture partner. $30.9 million of AerCap

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Partners I’s subordinated debt was redeemed upon sale of the two Boeing 767 aircraft to AerCap Partners 767.

We have determined that AerCap Partners I and AerCap Partners 767 are variable interest entities in which we have control and are the PB. As such, we have consolidated AerCap Partners I’s and AerCap Partners 767’s financial results in our consolidated financial statements.

Joint ventures with a US-based aircraft leasing company (formerly with Waha). In 2010, we entered into two joint ventures with Waha Capital PJSC (“Waha”), with us owning 50% in AerLift Leasing Jet Ltd. (“AerLift Jet”) and 39% in AerLift Leasing Ltd. (“AerLift”). On April 6 2014, Waha sold its stake in AerLift to a newly-established US-based aircraft leasing company. AerLift Jet owned four CRJ aircraft, and AerLift owned six aircraft and two engines as of December 31, 2014. Subsequent to December 31, 2014, Aerlift completed the sale of two engines to AeroTurbine. We have determined that the joint ventures are variable interest entities. For AerLift Jet we do have control and are the PB. As such, we consolidate the financial results of AerLift Jet in our consolidated financial statements. For AerLift we do not have control and are not the PB and accordingly, we account for our investment in AerLift under the equity method of accounting.

Other joint ventures. In 2010, we entered into two 50% joint ventures with two separate joint venture partners. The two joint ventures collectively owned six aircraft, consisting of three A330 and three A320 aircraft. On June 1, 2011 we sold our 50% interest in three A330 aircraft that had been part of one of the joint ventures. We have determined that the remaining joint venture is a VIE in which we have control and we are the PB. As such, we consolidate the financial results of this joint venture in our consolidated financial statements.

As further discussed in Note 15, we hold equity and subordinated debt investments in ALS II and AerFunding. ALS II and AerFunding are variable interest entities in which we have control and we are the PB. As such, we consolidate the financial results of these entities in our consolidated financial statements.

We also have an economic interest in AerCo. AerCo is a VIE for which we determined that we do not have control and are not the PB and, accordingly, we do not consolidate the financial results of AerCo in our consolidated financial statements. Historically the investment in AerCo has been written down to zero, because we do not expect to realize any value.

In April 2014, we sold our 42.3% equity interest in AerData, an integrated software solution provider for the aircraft leasing industry. AerData continues to provide software services to us.

We guarantee debt obligations on behalf of joint venture entities in the total amount of $267.3 million as of December 31, 2014.

As a result of the ILFC Transaction, we acquired interests in the following VIE’s:

Non-Recourse Financing Structures. We consolidate one entity in which we have a variable interest and was established to obtain secured financing for the purchase of aircraft. We have determined that we are the PB of the entity because we control and manage all aspects of the entity, including directing the activities that most significantly affect the economic performance of the entity, and we absorb the majority of the risks and rewards of the entity.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Wholly-Owned ECA and Ex-Im Financing Vehicles. We have created certain wholly-owned subsidiaries for the purpose of purchasing aircraft and obtaining financing secured by such aircraft. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities. These entities are therefore consolidated into our Consolidated Financial Statements.

Other Secured Financings. We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities. These entities are therefore consolidated into our Consolidated Financial Statements.

Wholly-Owned Leasing Entities. We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany loans, which serve as equity. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of the entities. These entities are therefore consolidated into our Consolidated Financial Statements.

Other Variable Interest Entities. We have variable interests in the following entities, in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entity’s economic performance: (i) one entity that we have previously sold aircraft to and for which we manage the aircraft, in which our variable interest consists of the servicing fee we receive for the management of those aircraft; and (ii) two affiliated entities, Castle Trusts, we sold aircraft to in 2003 and 2004, which aircraft we continue to manage, in which our variable interests consist of the servicing fee we receive for the management of those aircraft.

27. Related party transactions

As described in Note 4—ILFC Transaction, on December 16, 2013, AerCap and AerCap Ireland, a wholly-owned subsidiary of AerCap, entered into an agreement with AIG for the purchase of 100 percent of the common share of ILFC for consideration consisting of $2.4 billion in cash and 97,560,976 newly issued AerCap common shares. In addition, ILFC paid a special distribution of $600.0 million to AIG prior to the consummation of the ILFC Transaction. As a result, AIG holds a significant ownership interest in AerCap subsequent to the sale of ILFC. Consequently, AIG and its subsidiaries are considered related parties after the Closing Date.

Debt: On December 16, 2013, AerCap Ireland Capital Limited, entered into a $1.0 billion five year senior unsecured revolving credit facility with AIG as lender and administrative agent. The facility

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

became effective on May 14, 2014, upon the completion of the ILFC Transaction. We paid fees of $14.9 million for the year ended December 31, 2014. As of December 31, 2014, there was no amount outstanding under the facility.

Derivatives: The counterparty of some of our interest rate swap agreements, which were acquired as part of the ILFC Transaction, was AIG Markets, Inc., a wholly-owned subsidiary of AIG, and these swap agreements are guaranteed by AIG. The net effect in our Consolidated Income Statements for the year ended December 31, 2014 from derivative contracts with AIG Markets, Inc., was nil, as the cash expense of $4.3 million was offset by a mark-to-market gain of $4.3 million. See also Note 12 — Derivative assets and liabilities.

Management fees: We received management fees of $4.9 million in the year ended December 31, 2014 from Castle Trusts, affiliates of AIG.

Related party receivable: As of December 31, 2014, we had a receivable from AIG of $5.7 million relating to reimbursements on compensation programs as part of the ILFC Transaction.

As at December 31, 2014, AerDragon was owned 50.0% by China Aviation Supplies Holding Company, with the other 50% owned equally by us, CA-CIB, and East Epoch Limited. In 2007 AerCap sold an A320 aircraft that was subject to a lease with an airline to AerDragon and guaranteed AerDragon’s performance under the debt which was assumed by AerDragon from AerCap in the transaction. During 2013 AerCap sold one B737-800 aircraft and contracted to sell one A330 aircraft to AerDragon. The A330 aircraft was delivered in the second quarter of 2014. AerCap provides insurance management and cash administrative services to AerDragon. All of these transactions were executed at terms, which we believe reflected market conditions at the time. AerCap charged AerDragon a total of $0.4 million and $0.5 million as a guarantee fee and for these management services during 2014 and 2013 respectively. We apply equity accounting for our investment in this joint venture company. Accordingly, the income statement effect of all sale transactions with either of the joint venture companies is eliminated in our financial statements.

On June 10, 2012, we purchased 5,000,000 of our ordinary shares from Fern S.a.r.l., an indirect subsidiary of Cerberus, which was an affiliate of AerCap. The aggregate price of the shares was $55.9 million. On August 20, 2012, we purchased 10,000,000 of our ordinary shares from Fern S.a.r.l. The aggregate price of the shares was $120.0 million. Additionally, on December 6, 2012, we purchased 5,040,000 of our ordinary shares from Fern S.a.r.l. The aggregate price of the shares was $64.1 million. These repurchases were done under the $320 million share repurchase program, and undertaken on an arm’s-length basis at fair market value overseen by the management and disinterested directors.

On November 11, 2010, we acquired a 39% interest in a joint venture company, AerLift. We provide a variety of management services to AerLift for which we received a fee of $4.0 million and $6.9 million in the years ended December 31, 2014 and 2013 respectively.

AerCo is an aircraft securitization vehicle from which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. Historically, the investment in AerCo has been written down to zero, because we do not expect to realize any value. We consolidated AerCo through March 2003, but we deconsolidated the vehicle in accordance with ASC 810 at that time. Subsequent to the deconsolidation of AerCo, we received interest from AerCo

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

on its D note investment of $1.7 million and $0.4 million for the years ended December 31, 2006 and December 31, 2007, respectively. In addition, we provide a variety of management services to AerCo for which we received fees of $1.5 million, and $1.9 million in the years ended December 31, 2014 and 2013 respectively.

28. Commitments and contingencies

Aircraft on order

At December 31, 2014, we had commitments to purchase 380 new aircraft, and 17 new spare engines scheduled for delivery through 2022 with aggregate estimated total remaining payments (including adjustments for certain contractual escalation provisions) of approximately $24.3 billion. The majority of these commitments to purchase new aircraft and engines are based upon agreements with each of Boeing, Airbus, Embraer and Pratt and Whitney.

The Boeing aircraft (models 737 and 787), the Airbus aircraft (models A320neo, A321neo, A321 and A350XWB), and the Embraer E-Jets E2 aircraft are primarily being purchased pursuant to the terms of purchase agreements executed by us and Boeing, Airbus, or Embraer. These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of December 31, 2014, we had made non-refundable deposits on these purchase commitments (exclusive of capitalized interest and fair value adjustments) of approximately $689.3 million, $259.4 million, and $7.5 million with Boeing, Airbus, and Embraer, respectively.

Management anticipates that a portion of the aggregate purchase price for the acquisition of aircraft will be funded by incurring additional debt. The amount of the indebtedness to be incurred will depend upon the final purchase price of the aircraft, which can vary due to a number of factors, including inflation.

Movements in prepayments on flight equipment and capitalized interest during the periods presented were as follows:

	Year ended December 31,
	2014	2013
Prepayments on flight equipment and capitalized interest at beginning of period	$223,815	$53,594
Prepayments made during the period	320,396	205,865
ILFC Transaction	3,176,322	—
Interest capitalized during the period	80,328	7,455
Prepayments and capitalized interest applied to the purchase of flight equipment	(314,347)	(43,099)
Prepayments on flight equipment and capitalized interest at end of period	$3,486,514	$223,815

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

The following table indicates our contractual commitments for the prepayment and purchase of flight equipment in the periods indicated as of December 31, 2014, excluding any potential capitalized interest:

	2015	2016	2017	2018	2019	Thereafter	Total
Capital expenditures (a)	$2,772,193	$3,457,023	$4,343,948	$4,531,870	$2,749,924	$3,892,854	$21,747,812
Pre-delivery payments	452,792	642,927	651,919	430,571	279,804	119,266	2,577,279
	$3,224,985	$4,099,950	$4,995,867	$4,962,441	$3,029,728	$4,012,120	$24,325,091

(a)         Includes 351 forward orders, 29 sales-leaseback transactions, and commitments to purchase 17 new spare engines. Excludes purchase options.

Leases

We have entered into property rental commitments with third parties and have lease arrangements with respect to company cars and office equipment. Minimum payments under the property rental agreements are as follows:

2015	$15,989
2016	8,948
2017	8,966
2018	7,273
2019	5,356
Thereafter	27,827
$74,359

Asset Value Guarantees

As part of the ILFC Transaction, we assumed the potential obligation of contracts that guarantee a portion of the residual value of aircraft owned by third parties. These guarantees expire at various dates through 2023 and generally obligate us to pay the shortfall between the fair market value and the guaranteed value of the aircraft and, in certain cases, provide us with an option to purchase the aircraft for the guaranteed value. As of December 31, 2014, 13 guarantees were outstanding, of which three were exercised. In October 2014, we entered into agreements to sell two of those aircraft in 2015. Subsequent to December 31, 2014, two of the remaining outstanding asset value guarantees with an aggregate maximum exposure of $18.1 million were terminated by the guaranteed party. The terminations had no impact on our consolidated results or cash flows.

Management regularly reviews the underlying values of the aircraft collateral to determine our exposure under asset value guarantees. We did not record any provisions for losses on asset value guarantees during the year ended December 31, 2014.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

At December 31, 2014, the carrying value of the asset value guarantee liability was $133.5 million was included in Accounts payable, accrued expenses and other liabilities on the Consolidated Balance Sheets. The maximum aggregate potential commitment that we were obligated to pay under these guarantees, including those exercised, and without any offset for the projected value of the aircraft or other contractual features that may limit our exposure, was approximately $316.6 million.

Legal proceedings

General

In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews the applicable indemnities and insurance coverage. Based on information currently available, we believe the potential outcome of these cases, and our estimate of the reasonably possible losses exceeding amounts already recognized on an aggregated basis is immaterial to our consolidated financial condition, results of operations or cash flows.

VASP litigation

We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the Appellate Court of the State of São Paulo ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The Appellate Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have defended this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Tribunal of Justice (the “STJ”) dismissed our then-pending appeal and on April 5, 2006, a special panel of the STJ confirmed this decision. On May 15, 2006 we filed an extraordinary appeal with the Federal Supreme Court. In September 2009 the Federal Supreme Court requested an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommended that AerCap’s extraordinary appeal be accepted for trial and that the case be subject to a new judgment before the STJ. The Federal Supreme Court is not bound by the opinion of the Attorney General. While our external legal counsel informed us that it would be normal practice to take such an opinion into consideration, there are no assurances that the Federal Supreme Court will rule in accordance with the Attorney General opinion or, if it did, what the outcome of the judgment of the STJ would be.

On February 23, 2006, VASP commenced a procedure to calculate its alleged damages and since then both we and VASP have appointed experts to assist the court in calculating damages. The procedure is ongoing. Our external legal counsel has advised us that even if VASP prevails on the issue of liability, they do not believe it is probable that VASP will be able to recover any damages from us.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.

In July 2006, we brought a claim for damages against VASP in the English courts, seeking damages incurred by AerCap as a result of VASP’s default under seven leases that were governed by English law. VASP was served with process in Brazil in October 2007 and in response filed an application challenging the jurisdiction of the English court, which we opposed. VASP also applied to the court to adjourn the hearing on its jurisdictional challenge pending the sale of some of its assets in Brazil. We opposed this application and by an order dated March 6, 2008 the English court dismissed VASP’s applications.

In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, we filed with the English court an application for default judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16, 2009, we obtained a default judgment in which we were awarded approximately $40.0 million in damages plus accrued interest. We subsequently applied to the STJ for an order ratifying the English judgment, so that it might be enforced in Brazil. The STJ granted AerCap’s application and entered an order ratifying the English judgment. Although VASP appealed that order, it is fully effective pending a resolution of VASP’s appeal of the order ratifying the English judgment.

On November 6, 2012, the STJ ruled in favor of VASP on its appeal from the order placing it in bankruptcy. Acting alone, the reporting justice of the appellate panel ordered the bankruptcy revoked and the matter converted to a judicial reorganization. Several creditors of VASP appealed that ruling to the full panel of the STJ. On December 17, 2012, the Special Court of the STJ reversed the ruling of the reporting justice and upheld the order placing VASP in bankruptcy. The decision was published on February 1, 2013. On February 25, 2013, the lapse of time for appeal (res judicata) was certified.

In addition to our claim in the English courts, AerCap also brought actions against VASP in the Irish courts to recover damages incurred as a result of VASP’s default under nine leases governed by Irish law. The Irish courts granted an order for service of process, and although VASP opposed service in Brazil, the STJ ruled that service of process had been properly completed. After some additional delay due to procedural issues related to VASP’s bankruptcy, the Irish action went forward. Upon VASP’s failure to appear, the High Court entered default judgment in favor of AerCap, finding VASP liable for breach of its obligations under the leases. On October 24, 2014, the High Court entered judgment in favour of AerCap, awarding us damages in the amount of approximately $36.9 million. We are presently seeking to have the Irish judgement ratified by the STJ in Brazil.

Transbrasil litigation

In the early 1990s, two AerCap-related companies (the “AerCap Lessors”) leased an aircraft and two engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap, along with other leases it had entered into with General Electric Capital Corporation (“GECC”) and certain of its affiliates (collectively with GECC, the “GE Lessors”). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap lessors and GE Lessors (collectively the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.

Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the AerCap Lessors and GE Lessors separately filed special appeals before the STJ in Brazil. These special appeals were subsequently admitted for hearing.

In July 2011, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the “Provisional Enforcement Actions”): one to enforce the award of statutory penalties; a second to recover attorneys’ fees related to that award, and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. AerCap and its co-defendants opposed provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasil’s calculations were greatly exaggerated.

Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim. The court appointed an expert to determine the measure of damages and the defendants appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that Transbrasil suffered no damage as a result of the defendants’ attempts to collect on the Notes.

In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the “New York Action”), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with their attempts to enforce the Notes and their defense of Transbrasil’s lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

In October 2013, the STJ granted the special appeals filed by GECAS and its related parties, effectively reversing the 2010 Judgment in most respects as to all of the Lessors.

In February 2014, Transbrasil appealed the STJ’s ruling of October 2013 to another panel of the STJ.

In the light of the STJ’s ruling of October 2013, the trial court has ordered the dismissal of two of Transbrasil’s Provisional Enforcement Actions — those seeking statutory penalties and attorneys’ fees. The State Appellate Court of Sao Paolo (“TJSP”) has since affirmed the dismissals of those actions. Transbrasil’s Provisional Enforcement Action with respect to the Indemnity Claim remains pending; however, the action has currently been stayed pending a final decision in the Transbrasil Lawsuit.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Yemen Airways-Yemenia litigation

ILFC is named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier (“Hassanati Action”). The Hassanati plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The Hassanati Action commenced in January 2011 and is pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in ILFC’s favor and dismissed all of the Hassanati plaintiffs’ remaining claims. The Hassanati plaintiffs have appealed the judgment. On August 29, 2014, a new group of plaintiffs filed a lawsuit against ILFC in the United States District Court for the Central District of California (the “Abdallah Action”). The Abdallah Action claims unspecified damages from ILFC on the same theory as does the Hassanati Action. We believe that ILFC has substantial defenses on the merits and is adequately covered by available liability insurance in respect of both the Hassanati Action and the Abdallah Action.

Air Lease litigation

On April 24, 2012, ILFC and AIG filed a lawsuit in the Los Angeles Superior Court against ILFC’s former CEO, Steven Udvar Hazy, Mr. Hazy’s current company, Air Lease Corporation (ALC), and a number of ALC’s officers and employees who were formerly employed by ILFC. The lawsuit alleges that Mr. Hazy and the former officers and employees, while employed at ILFC, diverted corporate opportunities from ILFC, misappropriated ILFC’s trade secrets and other proprietary information, and committed other breaches of their fiduciary duties, all at the behest of ALC.

The complaint seeks monetary damages and injunctive relief for breaches of fiduciary duty, misappropriation of trade secrets, unfair competition, and various other violations of state law.

On August 15, 2013 ALC filed a cross-complaint against ILFC and AIG. Relevant to ILFC, ALC’s cross-complaint alleges that ILFC entered into, and later breached, an agreement to sell aircraft to ALC. Based on these allegations, the cross-complaint asserts a claim against ILFC for breach of contract. The cross-complaint seeks significant compensatory and punitive damages. We believe we have substantial defenses on the merits and will vigorously defend ourselves against ALC’s claims.

On April 23, 2014, ILFC filed an amended complaint adding as a defendant Leonard Green & Partners, L.P. The complaint adds claims against Leonard Green & Partners, L.P. for aiding and abetting the individual defendants’ breaches of their fiduciary duties and duty of loyalty to ILFC and for unfair competition.

29. Fair value measurements

Assets and liabilities measured at fair value on a recurring basis

The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

There is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value.

The three broad levels defined by the hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include the Company’s own data.

When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use.

The following table summarizes our financial assets and liabilities as of December 31, 2014 and December 31, 2013, that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by U.S. GAAP, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	Year ended December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$24,549	$—	$24,549	$—

Liabilities
Derivative liabilities	(2,208)	—	(2,208)	—
	$22,341	$—	$22,341	$—

	Year ended December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$32,673	$—	$32,673	$—

Liabilities
Derivative liabilities	(7,233)	—	(7,233)	—
	$25,440	$—	$25,440	$—

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Assets and liabilities measured at fair value on a non-recurring basis

The fair value of flight equipment is classified as a Level 3 valuation. Management evaluates quarterly the need to perform a recoverability assessment of flight equipment, and performs this assessment at least annually for all aircraft in our fleet. Recoverability assessments are performed whenever events or changes in circumstances indicate that the carrying amount of our flight equipment may not be recoverable, which may require us to change our assumptions related to future projected cash flows. Management is active in the aircraft leasing industry and develops the assumptions used in the recoverability assessment. As part of the recoverability process, we update the critical and significant assumptions used in the recoverability assessment. Fair value of flight equipment is determined using an income approach based on the present value of cash flows from contractual lease agreements, flight hour rentals, where appropriate, and projected future lease payments, which extend to the end of the aircraft’s economic life in its highest and best use configuration, as well as a disposition value, based on the expectations of market participants.

In the year ended December 31, 2014, we recognized impairment charges of $21.8 million. The impairment recognized primarily related to two A320-200 and six B757-200 aircraft that were returned early from our lessee’s and three previously leased engines that we will sell for parts. The impairment was recognized as the net book values were no longer supported based on the latest cash flow estimates.

Inputs to non-recurring fair value measurements categorized as level 3

The fair value of flight equipment is estimated when (i) aircraft held for use in our fleet is not recoverable; (ii) aircraft expected to be sold or parted-out is not recoverable; and (iii) aircraft is sold as part of a sales-type lease. We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. The key inputs to the income approach include the current contractual lease cash flows and the projected future non-contractual lease cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use configuration, as well as a contractual or estimated disposition value. The determination of these key inputs in applying the income approach is discussed below.

The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to a follow-on lease term(s), which are estimated based on the age of the aircraft at the time of re-lease. Follow-on leases and related cash flows are assumed through the estimated holding period of the aircraft. The holding period assumption is the period over which future cash flows are assumed to be generated. We generally assume the aircraft will be leased over a 25-year estimated economic useful life from the date of manufacture unless facts and circumstances indicate the holding period is expected to be shorter.  Shorter holding periods can result from our assessment of the continued marketability of certain aircraft types or when a potential sale or future part-out of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated or actual sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the residual value assumed is based on an estimated part-out value or the contracted sale price.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

The aggregate cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates market participant assumptions regarding the market attractiveness of the aircraft type and the likely debt and equity financing components and the required returns of those financing components. Management has identified the key elements affecting the fair value calculation as the discount rate used to present value the estimated cash flows, the estimated aircraft holding period, and the proportion of contractual versus non-contractual cash flows.

For level 3 assets that were measured at fair value on a non-recurring basis during the year ended December 31, 2014, the following tables present the fair value of those assets as of the measurement date, valuation techniques and related unobservable input of those assets:

	Fair Value	Valuation Techniques	Unobservable Input	Range (weighted average)
Flight equipment held for operating leases	$95 million	Income approach	Discount rate	6% - 10% (8.5%)
			Remaining Holding Period	1 - 10 (4) years
			Present value of non-contractual cash flows	37% - 100% (83%)

Sensitivity to changes in unobservable inputs

We consider unobservable inputs to be those for which market data is not available and that we developed using the best information available to us related to assumptions market participants use when pricing the asset or liability. Relevant inputs vary depending on the nature of the asset or liability being measured at fair value. The effect of a change in a particular assumption is considered independently of changes in any other assumptions. In practice, simultaneous changes in assumptions may not always have a linear effect on inputs.

The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate, the remaining estimated holding period and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, and can be impacted by fluctuations in required rates of return in debt and equity, and loan to value ratios. The remaining holding period and non-contractual cash flows represent management’s estimate of the remaining service period of an aircraft and the estimated non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate applied would decrease the fair value of an aircraft, while an increase in the remaining estimated holding period or the estimated non-contractual cash flows would increase the fair value measurement.

Fair Value Disclosure of Financial Instruments

Our financial instruments consist principally of restricted cash, derivatives, notes receivable, trade receivables, accounts payable and cash equivalents. The fair value of restricted cash, trade receivables, accounts payable and cash and cash equivalents approximates the carrying value of these financial instruments because of their short term nature (level 1). The fair value of our debt financings consider

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

the frequency and volume of quoted prices of our debt in active markets, where available. The fair value of our long-term unsecured fixed rate and floating rate debt is estimated using quoted market prices. The fair value of our long-term secured debt is estimated using discounted cash flow analysis based on current market prices for similar type debt. Derivatives are recognized on the balance sheet at their fair value which includes consideration of the credit rating and risk attaching to the counterparty of the derivative contract. We have considered both the quantitative and qualitative factors when determining our counterparty credit risk (level 2). The fair value of interest rate swap derivatives, caps and floors were based on the use of a valuation model that utilizes, among other things, current interest, foreign exchange and volatility rates, as applicable (level 2). The fair value of guarantees is determined by reference to the underlying aircraft and guarantee amount (level 3).

The carrying amounts and fair values of our most significant financial instruments at December 31, 2014 and 2013 are as follows:

			December 31, 2014
	Book value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,490,369	$1,490,369	$1,490,369	$—	$—
Restricted cash	717,388	717,388	717,388	—	—
Derivative assets	24,549	24,549	—	24,549	—
Notes receivable	135,154	135,154	—	135,154	—
	$2,367,460	$2,367,460	$2,207,757	$159,703	$—
Liabilities
Debt	$30,402,392	$30,384,868	$—	$30,384,868	$—
Derivative liabilities	2,208	2,208	—	2,208	—
Guarantees	133,500	131,814	—	—	131,814
	$30,538,100	$30,518,890	$—	$30,387,076	$131,814

			December 31, 2013
	Book value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$295,514	$295,514	$295,514	$—	$—
Restricted cash	272,787	272,787	272,787	—	—
Derivative assets	32,673	32,673	—	32,673	—
Notes receivable	75,788	75,788	—	75,788	—
	$676,762	$676,762	$568,301	$108,461	$—
Liabilities
Debt	$6,236,892	$6,333,906	$—	$6,430,920	$—
Derivative liabilities	7,233	7,233	—	7,233	—
Guarantees	—	—	—	—	—
	$6,244,125	$6,341,139	$—	$6,438,153	$—

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

30. Supplemental guarantor financial information

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor SEC registered”) and also jointly and severally guaranteed by AerCap Ireland Limited (the “Subsidiary Guarantor”).

In May 2012, AerCap Aviation Solutions B.V., a 100%- owned finance subsidiary of AerCap Holdings N.V., issued $300.0 million of 6.375% senior unsecured notes due 2017 (the “AerCap Aviation Notes”). The AerCap Aviation Notes were initially fully and unconditionally guaranteed by AerCap Holding N.V.

On November 9, 2012, we entered into a $285.0 million unsecured revolving credit facility which was guaranteed by AerCap Aviation Solutions B.V. and AerCap Ireland Ltd. The guarantee by AerCap Ireland Ltd under this facility triggered a springing guarantee under the AerCap Aviation Notes indenture.

The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheet as of December 31, 2014 and 2013, the Condensed Consolidating Income Statement, Condensed Consolidating Statements of Cash Flows and Condensed Consolidating Statement of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012 of (a) AerCap Holdings N.V. (the “Parent Guarantor”), (b) AerCap Aviation Solutions B.V. (the “Issuer”), (c) AerCap Ireland Ltd (the “Subsidiary Guarantor”), (d) the non-guarantor subsidiaries, (e) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries and (f) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Condensed Consolidating Balance Sheet

	December 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	7	—	816	667	—	1,490
Restricted cash	—	—	7	710	—	717
Flight equipment held for operating leases, net	—	—	568	31,417	—	31,985
Maintenance rights intangible and lease premium, net	—	—	3	3,903	—	3,906
Flight equipment held for sale	—	—	—	14	—	14
Net investment in finance and sales-type leases	—	—	25	322	—	347
Prepayments on flight equipment	—	—	2	3,485	—	3,487
Investments including investments in subsidiaries	7,902	—	2,298	116	(10,200)	116
Intercompany receivables and other assets	552	263	6,626	5,810	(11,446)	1,805
Total Assets	8,461	263	10,345	46,444	(21,646)	43,867
Liabilities and Equity
Debt	—	300	111	29,991	—	30,402
Intercompany payables and other liabilities	597	1	3,826	12,544	(11,446)	5,522
Total liabilities	597	301	3,937	42,535	(11,446)	35,924

Total AerCap Holdings N.V. shareholders’ equity	7,864	(38)	6,408	3,830	(10,200)	7,864
Non-controlling interest	—	—	—	79	—	79
Total Equity	7,864	(38)	6,408	3,909	(10,200)	7,943
Total Liabilities and Equity	8,461	263	10,345	46,444	(21,646)	43,867

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Condensed Consolidating Balance Sheet

	December 31, 2013 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	—	—	140	156	—	296
Restricted cash	—	—	5	268	—	273
Flight equipment held for operating leases, net	—	—	77	8,009	—	8,086
Net investment in finance and sales-type leases	—	—	32	—	—	32
Prepayments on flight equipment	—	—	29	195	—	224
Investments including investments in subsidiaries	2,408	—	1,479	112	(3,887)	112
Intercompany receivables and other assets	743	284	1,242	2,634	(4,475)	428
Total Assets	3,151	284	3,004	11,374	(8,362)	9,451
Liabilities and Equity
Debt	151	300	120	5,666	—	6,237
Intercompany payables and other liabilities	575	2	1,753	3,227	(4,772)	785
Total liabilities	726	302	1,873	8,893	(4,772)	7,022

Total AerCap Holdings N.V. shareholders’ equity	2,425	(18)	1,131	2,477	(3,590)	2,425
Non-controlling interest	—	—	—	4	—	4
Total Equity	2,425	(18)	1,131	2,481	(3,590)	2,429
Total Liabilities and Equity	3,151	284	3,004	11,374	(8,362)	9,451

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Condensed Consolidating Income Statement

	Year ended December 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	81	3,417	—	3,498
Net gain on sale of assets	—	—	10	28	—	38
Other income	25	—	254	377	(552)	104
Total Revenues and other income	25	—	345	3,822	(552)	3,640
Expenses
Depreciation and amortization	—	—	9	1,273	—	1,282
Asset impairment	—	—	—	22	—	22
Interest expense	13	20	244	932	(428)	781
Leasing expenses	—	—	96	94	—	190
Transaction and integration related expenses	—	—	—	149	—	149
Selling, general and administrative expenses	83	—	72	269	(124)	300
Total Expenses	96	20	421	2,739	(552)	2,724
(Loss) income before income taxes and income of investments accounted for under the equity method	(71)	(20)	(76)	1,083	—	916
Provision for income taxes	(1)	—	(93)	(43)	—	(137)
Equity in net earnings of investments accounted for under the equity method	—	—	—	29	—	29
Net (loss) income before income from subsidiaries	(72)	(20)	(169)	1,069	—	808
Income (loss) from subsidiaries	882	—	869	(169)	(1,582)	—
Net income (loss)	810	(20)	700	900	(1,582)	808
Net loss attributable to non-controlling interest	—	—	—	2	—	2
Net income (loss) attributable to AerCap Holdings N.V.	810	(20)	700	902	(1,582)	810

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Condensed Consolidating Income Statement

	Year ended December 31, 2013 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	7	969	—	976
Net (loss) gain on sale of assets	—	—	(12)	42	12	42
Other income	5	8	157	10	(148)	32
Total Revenues and other income	5	8	152	1,021	(136)	1,050
Expenses
Depreciation and amortization	—	—	3	335	—	338
Asset impairment	—	—	—	26	—	26
Interest expense	10	20	152	171	(127)	226
Other expenses	—	—	—	49	—	49
Transaction and integration related expenses	—	—	—	11	—	11
Selling, general and administrative expenses	18	—	53	40	(21)	90
Total Expenses	28	20	208	632	(148)	740
(Loss) income before income taxes and income of investments accounted for under the equity method	(23)	(12)	(56)	389	12	310
Provision for income taxes	—	—	(6)	(20)	—	(26)
Equity in net earnings of investments accounted for under the equity method	—	—	—	11	—	11
Net (loss) income before income from subsidiaries	(23)	(12)	(62)	380	12	295
Income (loss) from subsidiaries	315	—	202	(62)	(455)	—
Net income (loss)	292	(12)	140	318	(443)	295
Net income attributable to non-controlling interest	—	—	—	(3)	—	(3)
Net income (loss) attributable to AerCap Holdings N.V.	292	(12)	140	315	(443)	292

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Condensed Consolidating Income Statement

	Year ended December 31, 2012 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	7	990	—	997
Net (loss) gain on sale of assets	—	—	(132)	79	7	(46)
Other income	6	7	109	6	(106)	22
Total Revenues and other income	6	7	(16)	1,075	(99)	973
Expenses						—
Depreciation and amortization	—	—	3	354	—	357
Asset impairment	—	—	—	13	—	13
Interest expense	5	12	177	176	(84)	286
Other expenses	—	—	3	76	—	79
Selling, general and administrative expenses	12	—	51	42	(22)	83
Total Expenses	17	12	234	661	(106)	818
(Loss) income before income taxes and income of investments accounted for under the equity method	(11)	(5)	(250)	414	7	155
Provision for income taxes	(1)	—	(8)	1	—	(8)
Equity in net earnings of investments accounted for under the equity method	—	—	—	12	—	12
Net (loss) income before income from subsidiaries	(12)	(5)	(258)	427	7	159
Income (loss) from subsidiaries	176	—	209	(258)	(127)	—
Net income (loss)	164	(5)	(49)	169	(120)	159
Net loss attributable to non-controlling interest	—	—	—	5	—	5
Net income (loss) attributable to AerCap Holdings N.V.	164	(5)	(49)	174	(120)	164

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Condensed Consolidating Statement of Cash Flows

	Year ended December 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income (loss)	810	(20)	700	900	(1,582)	808
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						—
(Loss) income from subsidiaries	(882)	—	(869)	169	1,582	—
Dividend received	—	—	12	—	(12)	—
Depreciation and amortization	—	—	9	1,273	—	1,282
Asset impairment	—	—	—	22	—	22
Amortization of debt issuance costs and debt discount	3	1	—	82	—	86
Amortization of lease premium intangibles	—	—	—	18	—	18
Amortization of fair value adjustments on debt	—	—	—	(331)	—	(331)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	—	—	72	—	72
Maintenance rights expense	—	—	—	129	—	129
Net gain on sale of assets	—	—	(10)	(27)	—	(37)
Deferred income taxes	—	—	93	23	—	116
Other	43	—	7	(47)	—	3
Cash flow from operating activities before changes in working capital	(26)	(19)	(58)	2,283	(12)	2,168
Working capital	163	19	1,131	(1,184)	—	129
Net cash provided by (used in) operating activities	137	—	1,073	1,099	(12)	2,297
Purchase of flight equipment	—	—	(1,198)	(892)	—	(2,090)
Proceeds from sale or disposal of assets	21	—	737	(188)	—	570
Prepayments on flight equipment	—	—	(2)	(456)	—	(458)
Acquisition of ILFC, net of cash acquired	—	—	—	(195)	—	(195)
Collections of finance and sales-type leases	—	—	—	58	—	58
Movement in restricted cash	—	—	1	281		282
Net cash provided by (used in) investing activities	21	—	(462)	(1,392)	—	(1,833)
Issuance of debt	—	—	43	5,369	—	5,412
Repayment of debt	(150)	—	(10)	(4,667)	—	(4,827)
Debt issuance costs paid	—	—	—	(135)	—	(135)
Maintenance payments received	—	—	26	536	—	562
Maintenance payments returned	—	—	—	(286)	—	(286)
Security deposits received	—	—	9	98	—	107
Security deposits returned	—	—	(2)	(97)	—	(99)
Dividend paid	—	—	—	(12)	12	—
Net cash (used in) provided by financing activities	(150)	—	66	806	12	734
Net increase in cash and cash equivalents	8	—	677	513	—	1,198
Effect of exchange rate changes	(1)	—	(1)	(2)	—	(4)
Cash and cash equivalents at beginning of period	—	—	140	156	—	296
Cash and cash equivalents at end of period	7	—	816	667	—	1,490

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Condensed Consolidating Statement of Cash Flows

	Year ended December 31, 2013 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income (loss)	292	(12)	140	318	(443)	295
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						—
(Loss) income from subsidiaries	(315)	—	(202)	62	455	—
Dividend received	—	—	3	—	(3)	—
Depreciation and amortization	—	—	3	335	—	338
Asset impairment	—	—	—	26	—	26
Amortization of debt issuance costs and debt discount	1	1	1	44	—	47
Amortization of lease premium intangibles	—	—	—	9	—	9
Net loss (gain) on sale of assets	—	—	12	(42)	(12)	(42)
Deferred income taxes	—	—	6	15	—	21
Other	9	—	—	(12)	—	(3)
Cash flow from operating activities before changes in working capital	(13)	(11)	(37)	755	(3)	691
Working capital	(136)	11	100	27	—	2
Net cash (used in) provided by operating activities	(149)	—	63	782	(3)	693
Purchase of flight equipment	—	—	—	(1,783)	—	(1,783)
Proceeds from sale or disposal of assets	—	—	—	664	—	664
Prepayments on flight equipment	—	—	20	(233)	—	(213)
Capital contributions to equity investments	—	—	—	(13)	—	(13)
Collections of finance and sales-type leases	—	—	—	3	—	3
Movement in restricted cash	—	—	—	8	—	8
Net cash provided by (used in) investing activities	—	—	20	(1,354)	—	(1,334)
Issuance of debt	150	—	—	2,150	—	2,300
Repayment of debt	—	—	(107)	(1,783)	—	(1,890)
Debt issuance costs paid	(2)	—	—	(43)	—	(45)
Maintenance payments received	—	—	3	98	—	101
Maintenance payments returned	—	—	—	(57)	—	(57)
Security deposits received	—	—	—	23	—	23
Security deposits returned	—	—	(3)	(12)	—	(15)
Dividend paid	—	—	—	(3)	3	—
Net cash provided by (used in) financing activities	148	—	(107)	373	3	417
Net decrease in cash and cash equivalents	(1)	—	(24)	(199)	—	(224)
Effect of exchange rate changes	—	—	1	(1)	—	—
Cash and cash equivalents at beginning of period	1	—	163	356	—	520
Cash and cash equivalents at end of period	—	—	140	156	—	296

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Condensed Consolidating Statement of Cash Flows

	Year ended December 31, 2012 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income (loss)	164	(5)	(49)	169	(120)	159
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Loss) income from subsidiaries	(176)	—	(209)	258	127	—
Depreciation and amortization	—	—	3	354	—	357
Asset impairment	—	—	—	13	—	13
Amortization of debt issuance costs and debt discount	—	1	6	63	—	70
Amortization of lease premium intangibles	—	—	—	12	—	12
Net loss (gain) on sale of assets	—	—	132	(79)	(7)	46
Deferred income taxes	1	—	8	(1)	—	8
Other	7	—	—	2	—	9
Cash flow from operating activities before changes in working capital	(4)	(4)	(109)	791	—	674
Working capital	150	(291)	221	(98)	—	(18)
Net cash provided by (used in) operating activities	146	(295)	112	693	—	656
Purchase of flight equipment	—	—	—	(1,039)	—	(1,039)
Proceeds from sale or disposal of assets	—	—	—	781		781
Prepayments on flight equipment	—	—	(61)	25	—	(36)
Movement in restricted cash	—	—	—	(58)	—	(58)
Net cash used in investing activities	—	—	(61)	(291)	—	(352)
Issuance of debt	—	300	—	997	—	1,297
Repayment of debt	—	—	(47)	(1,167)	—	(1,214)
Debt issuance costs paid	—	(5)	—	(38)	—	(43)
Maintenance payments received	—	—	3	129	—	132
Maintenance payments returned	—	—	—	(50)	—	(50)
Security deposits received	—	—	—	26	—	26
Security deposits returned	—	—	(1)	(21)	—	(22)
Repurchase of shares	(320)	—	—	—	—	(320)
Net cash (used in) provided by financing activities	(320)	295	(45)	(124)	—	(194)
Net (decrease) increase in cash and cash equivalents	(174)	—	6	278	—	110
Effect of exchange rate changes	—	—	(1)	(1)	—	(2)
Cash and cash equivalents at beginning of period	175	—	158	79	—	412
Cash and cash equivalents at end of period	1	—	163	356	—	520

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Condensed Consolidating Statement of Comprehensive Income

	December 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	810	(20)	700	902	(1,582)	810
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	5	—	5
Net change in pension obligations, net of tax	—	—	3	(5)	—	(2)
Total other comprehensive income	—	—	3	—	—	3
Share of other comprehensive income (loss) from subsidiaries	3	—	—	—	(3)	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	813	(20)	703	902	(1,585)	813

	December 31, 2013 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	292	(12)	140	315	(443)	292
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	5	—	5
Net change in pension obligations, net of tax	—	—	—	—	—	—
Total other comprehensive income	—	—	—	5	—	5
Share of other comprehensive income (loss) from subsidiaries	5		5	—	(10)	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	297	(12)	145	320	(453)	297

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

	December 31, 2012 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	164	(5)	(49)	174	(120)	164
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	(1)	—	(1)
Net change in pension obligations, net of tax	—	—	(3)	(2)	—	(5)
Total other comprehensive loss	—	—	(3)	(3)	—	(6)
Share of other comprehensive (loss) income from subsidiaries	(6)	—	(3)	—	9	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	158	(5)	(55)	171	(111)	158

Note 30.1.  Supplemental guarantor financial information

AGAT/AICL Notes

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3.10 of Regulation S-X.

The issuances of securities described below relate to securities jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland Limited, AerCap Aviation Solutions B.V., International Lease Finance Corporation and AerCap U.S. Global Aviation LLC (together, the “Subsidiary Guarantors”).

In May 2014, AerCap Global Aviation Trust (“AerCap Trust”) and AerCap Ireland Capital Limited (“AerCap Ireland Capital”), each a wholly-owned subsidiary of the Parent Guarantor, co-issued $2.6 billion aggregate principal amount of senior notes (the “Acquisition Notes”), and in September 2014, AerCap Trust and AerCap Ireland Capital co-issued $800 million aggregate principal amount of 5.00% senior notes (the “5.00% Notes,” and together with the Acquisition Notes, the “AGAT/AICL Notes”). The AGAT/AICL Notes are jointly and severally and fully and unconditionally guaranteed by the Parent Guarantor and the Subsidiary Guarantors.

The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheet as of December 31, 2014, 2013 and 2012, the Condensed Consolidating Income Statement, Condensed Consolidating Statements of Cash Flows and Condensed Consolidating Statement of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012 of (a) the Parent Guarantor, (b) AerCap Trust and AerCap Ireland Capital, (c) the Subsidiary Guarantors on a combined basis, (d) the non-guarantor subsidiaries on a combined basis, (e) elimination entries necessary to consolidate the Parent Guarantor with AerCap Trust and AerCap Ireland Capital, the Subsidiary Guarantors and the non-guarantor subsidiaries and (f) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

In accordance with Rule 3-10 of Regulation S-X, separate financial statements and other disclosures with respect to the Subsidiary Guarantors have not been provided, as the Subsidiary Guarantors are 100% owned by the Parent Guarantor, all guarantees of the AGAT/AICL Notes are joint and several and full and unconditional and the Parent Guarantor’s financial statements have been filed in this annual report for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Condensed Consolidating Balance Sheet

	December 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd	Guarantors (a)	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	7	225	14	1,006	238	—	1,490
Restricted cash	—	—	—	7	710	—	717
Flight equipment held for operating leases, net	—	14,102	—	781	17,102	—	31,985
Maintenance rights intangible and lease premium, net	—	2,235	—	18	1,653	—	3,906
Flight equipment held for sale	—	5	—	—	9	—	14
Net investment in finance and sales-type leases	—	29	—	71	160	87	347
Prepayments on flight equipment	—	3,154	—	15	318	—	3,487
Investments including investments in subsidiaries	7,902	493	5,242	3,170	126	(16,817)	116
Intercompany receivables and other assets	552	11,415	65	8,541	9,395	(28,163)	1,805
Total Assets	8,461	31,658	5,321	13,609	29,711	(44,893)	43,867
Liabilities and Equity
Debt	—	19,457	—	453	10,492	—	30,402
Intercompany payables and other liabilities	597	6,959	4,730	6,217	15,095	(28,076)	5,522
Total liabilities	597	26,416	4,730	6,670	25,587	(28,076)	35,924

Total AerCap Holdings N.V. shareholders’ equity	7,864	5,242	591	6,862	4,122	(16,817)	7,864
Non-controlling interest	—	—	—	77	2	—	79
Total Equity	7,864	5,242	591	6,939	4,124	(16,817)	7,943
Total Liabilities and Equity	8,461	31,658	5,321	13,609	29,711	(44,893)	43,867

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Condensed Consolidating Balance Sheet

	December 31, 2013 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd	Guarantors (a)	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	—	—	—	140	156	—	296
Restricted cash	—	—	—	5	268	—	273
Flight equipment held for operating leases, net	—	—	—	77	8,009	—	8,086
Net investment in finance and sales-type leases	—	—	—	32	—	—	32
Prepayments on flight equipment	—	—	—	29	195	—	224
Investments including investments in subsidiaries	2,408	—	—	1,479	112	(3,887)	112
Intercompany receivables and other assets	743	—	—	1,526	2,634	(4,475)	428
Total Assets	3,151	—	—	3,288	11,374	(8,362)	9,451
Liabilities and Equity
Debt	151	—	—	420	5,666	—	6,237
Intercompany payables and other liabilities	575	—	11	1,755	3,216	(4,772)	785
Total liabilities	726	—	11	2,175	8,882	(4,772)	7,022

Total AerCap Holdings N.V. shareholders’ equity	2,425	—	(11)	1,113	2,488	(3,590)	2,425
Non-controlling interest	—	—	—	—	4	—	4
Total Equity	2,425	—	(11)	1,113	2,492	(3,590)	2,429
Total Liabilities and Equity	3,151	—	—	3,288	11,374	(8,362)	9,451

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Condensed Consolidating Income Statement

	Year ended December 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd	Guarantors (a)	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	810	10	229	2,449	—	3,498
Net gain on sale of assets	—	8	—	10	20	—	38
Other income	25	317	—	333	342	(913)	104
Total Revenues and other income	25	1,135	10	572	2,811	(913)	3,640
Expenses
Depreciation and amortization	—	501	—	53	728	—	1,282
Asset impairment	—	3	—	—	19	—	22
Interest expense	13	443	18	317	715	(725)	781
Leasing expenses	—	(425)	11	133	471	—	190
Transaction and integration related expenses	—	—	94	26	29	—	149
Selling, general and administrative expenses	83	80	3	142	180	(188)	300
Total Expenses	96	602	126	671	2,142	(913)	2,724
(Loss) income before income taxes and income of investments accounted for under the equity method	(71)	533	(116)	(99)	669	—	916
Provision for income taxes	(1)	(56)	10	(33)	(57)	—	(137)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	29	—	29
Net (loss) income before income from subsidiaries	(72)	477	(106)	(132)	641	—	808
Income (loss) from subsidiaries	882	205	683	988	79	(2,837)	—
Net income (loss)	810	682	577	856	720	(2,837)	808
Net loss attributable to non-controlling interest	—	—	—	—	2	—	2
Net income (loss) attributable to AerCap Holdings N.V.	810	682	577	856	722	(2,837)	810

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Condensed Consolidating Income Statement

	Year ended December 31, 2013 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd	Guarantors (a)	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	—	7	969	—	976
Net (loss) gain on sale of assets	—	—	—	(12)	42	12	42
Other income	5	—	—	165	10	(148)	32
Total Revenues and other income	5	—	—	160	1,021	(136)	1,050
Expenses
Depreciation and amortization	—	—	—	3	335	—	338
Asset impairment	—	—	—	—	26	—	26
Interest expense	10	—	—	172	171	(127)	226
Other expenses	—	—	—	—	49	—	49
Transaction and integration related expenses	—	—	11	—	—	—	11
Selling, general and administrative expenses	18	—	—	53	40	(21)	90
Total Expenses	28	—	11	228	621	(148)	740
(Loss) income before income taxes and income of investments accounted for under the equity method	(23)	—	(11)	(68)	400	12	310
Provision for income taxes	—	—	—	(6)	(20)	—	(26)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	11	—	11
Net (loss) income before income from subsidiaries	(23)	—	(11)	(74)	391	12	295
Income (loss) from subsidiaries	315	—	—	202	(62)	(455)	—
Net income (loss)	292	—	(11)	128	329	(443)	295
Net income attributable to non-controlling interest	—	—	—	—	(3)	—	(3)
Net income (loss) attributable to AerCap Holdings N.V.	292	—	(11)	128	326	(443)	292

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Condensed Consolidating Income Statement

	Year ended December 31, 2012 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd	Guarantors (a)	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	—	7	990	—	997
Net (loss) gain on sale of assets	—	—	—	(132)	79	7	(46)
Other income	6	—	—	116	6	(106)	22
Total Revenues and other income	6	—	—	(9)	1,075	(99)	973
Expenses
Depreciation and amortization	—	—	—	3	354	—	357
Asset impairment	—	—	—	—	13	—	13
Interest expense	5	—	—	189	176	(84)	286
Other expenses	—	—	—	3	76	—	79
Selling, general and administrative expenses	12	—	—	51	42	(22)	83
Total Expenses	17	—	—	246	661	(106)	818
(Loss) income before income taxes and income of investments accounted for under the equity method	(11)	—	—	(255)	414	7	155
Provision for income taxes	(1)	—	—	(8)	1	—	(8)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	12	—	12
Net (loss) income before income from subsidiaries	(12)	—	—	(263)	427	7	159
Income (loss) from subsidiaries	176	—	—	209	(258)	(127)	—
Net income (loss)	164	—	—	(54)	169	(120)	159
Net loss attributable to non-controlling interest	—	—	—	—	5	—	5
Net income (loss) attributable to AerCap Holdings N.V.	164	—	—	(54)	174	(120)	164

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Condensed Consolidating Statement of Cash Flows

	Year ended December 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss)	810	682	577	856	720	(2,837)	808
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Loss) income from subsidiaries	(882)	(205)	(683)	(988)	(79)	2,837	—
Dividend received	—	—	—	12	—	(12)	—
Depreciation and amortization	—	501	—	53	728	—	1,282
Asset impairment	—	3	—	—	19	—	22
Amortization of debt issuance costs and debt discount	3	304	—	25	(246)	—	86
Amortization of lease premium intangibles	—	5	—	—	13	—	18
Amortization of fair value adjustments on debt	—	(325)	—	—	(6)	—	(331)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	38	—	1	33	—	72
Maintenance rights expense	—	68	—	9	52	—	129
Net gain on sale of assets	—	—	—	(10)	(27)	—	(37)
Deferred income taxes	—	56	10	33	17	—	116
Other	43	—	—	17	(57)	—	3
Cash flow from operating activities before changes in working capital	(26)	1,127	(96)	8	1,167	(12)	2,168
Working capital	163	353	110	(729)	232	—	129
Net cash provided by (used in) operating activities	137	1,480	14	(721)	1,399	(12)	2,297
Purchase of flight equipment	—	—	—	(1,198)	(892)	—	(2,090)
Proceeds from sale or disposal of assets	21	—	—	738	(189)	—	570
Prepayments on flight equipment	—	—	—	(2)	(456)	—	(458)
Acquisition of ILFC, net of cash acquired	—	(2,400)	—	2,205	—	—	(195)
Collections of finance and sales-type leases	—	—	—	18	40	—	58
Movement in restricted cash	—	—	—	(2)	284	—	282
Net cash provided by (used in) investing activities	21	(2,400)	—	1,759	(1,213)	—	(1,833)
Issuance of debt	—	3,400	—	43	1,969	—	5,412
Repayment of debt	(150)	(2,353)	—	(10)	(2,314)	—	(4,827)
Debt issuance costs paid	—	(45)	—	(20)	(70)	—	(135)
Maintenance payments received	—	195	—	42	325	—	562
Maintenance payments returned	—	(89)	—	(101)	(96)	—	(286)
Security deposits received	—	39	—	9	59	—	107
Security deposits returned	—	(2)	—	(133)	36	—	(99)
Dividend paid	—	—	—	—	(12)	12	—
Net cash (used in) provided by financing activities	(150)	1,145	—	(170)	(103)	12	734
Net increase in cash and cash equivalents	8	225	14	868	83	—	1,198
Effect of exchange rate changes	(1)	—	—	(2)	(1)	—	(4)
Cash and cash equivalents at beginning of period	—	—	—	140	156	—	296
Cash and cash equivalents at end of period	7	225	14	1,006	238	—	1,490

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Condensed Consolidating Statement of Cash Flows

	Year ended December 31, 2013 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss)	292	—	(11)	128	329	(443)	295
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Loss) income from subsidiaries	(315)	—	—	(202)	62	455	—
Dividend received	—	—	—	3	—	(3)	—
Depreciation and amortization	—	—	—	3	335	—	338
Asset impairment	—	—	—	—	26	—	26
Amortization of debt issuance costs and debt discount	1	—	—	2	44	—	47
Amortization of lease premium intangibles	—	—	—	—	9	—	9
Net loss (gain) on sale of assets	—	—	—	12	(42)	(12)	(42)
Deferred income taxes	—	—	—	6	15	—	21
Other	9	—	—	—	(12)	—	(3)
Cash flow from operating activities before changes in working capital	(13)	—	(11)	(48)	766	(3)	691
Working capital	(136)	—	11	111	16	—	2
Net cash (used in) provided by operating activities	(149)	—	—	63	782	(3)	693
Purchase of flight equipment	—	—	—	—	(1,783)	—	(1,783)
Proceeds from sale or disposal of assets	—	—	—	—	664	—	664
Prepayments on flight equipment	—	—	—	20	(233)	—	(213)
Capital contributions to equity investments	—	—	—	—	(13)	—	(13)
Collections of finance and sales-type leases	—	—	—	—	3	—	3
Movement in restricted cash	—	—	—	—	8	—	8
Net cash provided by (used in) investing activities	—	—	—	20	(1,354)	—	(1,334)
Issuance of debt	150	—	—	—	2,150	—	2,300
Repayment of debt	—	—	—	(107)	(1,783)	—	(1,890)
Debt issuance costs paid	(2)	—	—	—	(43)	—	(45)
Maintenance payments received	—	—	—	3	98	—	101
Maintenance payments returned	—	—	—	—	(57)	—	(57)
Security deposits received	—	—	—	—	23	—	23
Security deposits returned	—	—	—	(3)	(12)	—	(15)
Dividend paid	—	—	—	—	(3)	3	—
Net cash provided by (used in) financing activities	148	—	—	(107)	373	3	417
Net decrease in cash and cash equivalents	(1)	—	—	(24)	(199)	—	(224)
Effect of exchange rate changes	—	—	—	1	(1)	—	—
Cash and cash equivalents at beginning of period	1	—	—	163	356	—	520
Cash and cash equivalents at end of period	—	—	—	140	156	—	296

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Condensed Consolidating Statement of Cash Flows

	Year ended December 31, 2012 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss)	164	—	—	(54)	169	(120)	159
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Loss) income from subsidiaries	(176)	—	—	(209)	258	127	—
Depreciation and amortization	—	—	—	3	354	—	357
Asset impairment	—	—	—	—	13	—	13
Amortization of debt issuance costs and debt discount	—	—	—	7	63	—	70
Amortization of lease premium intangibles	—	—	—	—	12	—	12
Net loss (gain) on sale of assets	—	—	—	132	(79)	(7)	46
Deferred income taxes	1	—	—	8	(1)	—	8
Other	7	—	—	—	2	—	9
Cash flow from operating activities before changes in working capital	(4)	—	—	(113)	791	—	674
Working capital	150	—	—	(70)	(98)	—	(18)
Net cash provided by (used in) operating activities	146	—	—	(183)	693	—	656
Purchase of flight equipment	—	—	—	—	(1,039)	—	(1,039)
Proceeds from sale or disposal of assets	—	—	—	—	781	—	781
Prepayments on flight equipment	—	—	—	(61)	25	—	(36)
Movement in restricted cash	—	—	—	—	(58)	—	(58)
Net cash used in investing activities	—	—	—	(61)	(291)	—	(352)
Issuance of debt	—	—	—	300	997	—	1,297
Repayment of debt	—	—	—	(47)	(1,167)	—	(1,214)
Debt issuance costs paid	—	—	—	(5)	(38)	—	(43)
Maintenance payments received	—	—	—	3	129	—	132
Maintenance payments returned	—	—	—	—	(50)	—	(50)
Security deposits received	—	—	—	—	26	—	26
Security deposits returned	—	—	—	(1)	(21)	—	(22)
Repurchase of shares	(320)	—	—	—	—	—	(320)
Dividend paid	—	—	—	—	—	—	—
Net cash (used in) provided by financing activities	(320)	—	—	250	(124)	—	(194)
Net (decrease) increase in cash and cash equivalents	(174)	—	—	6	278	—	110
Effect of exchange rate changes	—	—	—	(1)	(1)	—	(2)
Cash and cash equivalents at beginning of period	175	—	—	158	79	—	412
Cash and cash equivalents at end of period	1	—	—	163	356	—	520

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

Condensed Consolidating Statement of Comprehensive Income

	December 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	810	682	577	856	722	(2,837)	810
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	—	5	—	5
Net change in pension obligations, net of tax	—	—	—	3	(5)	—	(2)
Total other comprehensive income	—	—	—	3	—	—	3
Share of other comprehensive income (loss) from subsidiaries	3	—	—	—	—	(3)	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	813	682	577	859	722	(2,840)	813

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

	December 31, 2013 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	292	—	(11)	128	326	(443)	292
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	—	5	—	5
Net change in pension obligations, net of tax	—	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	5	—	5
Share of other comprehensive income (loss) from subsidiaries	5	—	—	5	—	(10)	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	297	—	(11)	133	331	(453)	297

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

	December 31, 2012 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	164	—	—	(54)	174	(120)	164
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	—	(1)	—	(1)
Net change in pension obligations, net of tax	—	—	—	(3)	(2)	—	(5)
Total other comprehensive loss	—	—	—	(3)	(3)	—	(6)
Share of other comprehensive (loss) income from subsidiaries	(6)	—	—	(3)	—	9	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	158	—	—	(60)	171	(111)	158

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

31. Subsequent events

On February 23, 2015, we announced a new share repurchase program which will run through December 31, 2015 and will allow total repurchases of up to $250 million. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of shares of common share to be purchased will be determined by the Company’s management and Board of Directors, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.